XATA CORPORATION

XATA

2003 ANNUAL REPORT

Delivering new solutions







WHO WE ARE:

XATA develops, markets and services fully integrated, onboard fleet management systems for the private fleet segment of the trucking industry. A pioneer in this industry since 1985, we revolutionized fleet management by introducing the first paperless driver logs, exception-based wireless communication and learned standards for accurate fleet intelligence. With customer-hosted systems installed in over 30,000 vehicles at more than 1,000 distribution centers throughout North America, we are the leading provider of fleet management solutions for large private fleets. Today, XATA is again redefining the industry with the recent launch of a new suite of web-based products. These state-of-the-art systems will allow us to reach an expanded audience within commercial transportation through more cost-effective, simplified solutions.



WHAT WE DO:



Using a combination of proprietary software applications, on-board touch-screen computers, GPS technology, wireless communications and the internet, XATA systems capture, analyze and communicate operating information to fleet managers. Our customers are able to optimize their driver and vehicle performance in a wide variety of ways including reduced fuel costs, increased driver productivity, improved safety and enhanced customer service. XATA's proven solutions offer our clients an immediate return on their investment by improving their company's overall productivity and profitability.

LETTER TO SHAREHOLDERS

As we reflect on 2003 and look ahead to 2004, we are pleased to report to you some significant accomplishments at XATA. 2003 was a pivotal year in building the foundation for the future growth of our company.

We established strategic programs with two new distribution partners, Penske Truck Leasing and NationaLease, two of the three largest truck leasing companies in North America. Penske operates approximately 200,000 vehicles and serves customers from nearly 1,000 locations in the United States, Canada, Mexico, South America and Europe. NationaLease, a member-owned organization of independent truck leasing companies, runs more than 65,000 vehicles at over 550 locations in North America. Both companies plan to offer our new XATANET™ 2.0 system to their lease customers in 2004.

Also, we won support from a major financial partner, Trident Capital, through a $4.2 million investment in our company in December 2003. Trident, a private equity firm with more than $1.2 billion under management, focuses on investments in the information services and enterprise software sectors. Its capital will allow us to continue product development, distribution and marketing efforts while offering a strong endorsement of our plans for future growth.

Additionally, we gained a significant number of new customers during the year, several of the more notable being Kroger (the largest retail grocer in the United States), Bi-Lo, United Natural Foods and CVS Pharmacy. Besides these new customers, we had a number of repeat customers as well such as xpedx (a division of International Paper), Unisource Worldwide, Baxter Healthcare and BOC Gases. In December 2003, we announced a substantial order from another existing customer, the United States Postal Service. After running our products for several years at multiple locations, the Postal Service made XATA a required component in a purchase contract for approximately 1,800 new cargo vans from Freightliner and International Truck and Engine.

Before any of these firms selected XATA, they performed a substantial amount of due diligence and carefully evaluated our competition. Each came to the same conclusion: XATA stands above the competition in providing solid, measurable results and unmatched value to our customers. Our products put customers in control of their fleets, enabling them to:

- **Drive out substantial costs** related to fuel expense, vehicle maintenance and fleet safety,
- **Increase customer service** by allowing fleet management to track up-to-the-minute vehicle, route and delivery status, and
- **Positively impact driver performance** by automating manual processes such as DOT driver logs and state fuel tax paperwork as well as monitoring adherence to delivery standards.

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TARGET MARKET


For Hire
1.4 million
Private Fleet
(Class 1-2)
2.5 million
Private Fleet
(Class 3-8)
3.2 million

REPRESENTATIVE CUSTOMERS

- Abbott Laboratories
- Baxter Healthcare
- BOC Gases
- BP, plc
- Coca Cola Enterprises
- Dean Foods
- Dunkin Donuts
- EBY-Brown
- Kroger Co.
- Marathon Ashland Petroleum
- NationaLease
- Penske Truck Leasing
- Publix
- Roundy's
- Ryder
- Safeway
- Supervalu
- Toys-R-Us
- United States Postal Service

OpCenter

WINDOWS-BASED SYSTEM

XATA's OpCenter solution continues to win new customers. OpCenter is an enterprise-based solution aimed at large private fleets operated by Fortune 1000 companies.

OpCenter Advantages

- Provides a customer-hosted solution capable of managing multiple fleets over a wide area network
- Operates in a multi-user, Microsoft Windows environment
- Enables fleet managers to achieve measurable fleet performance and productivity improvements through reduced operating costs, improved safety, streamlined compliance reporting and automated data collection for other systems
- Collects, validates and processes data recorded by the fleet's network of driver computers and data stations.
- Incorporates customer choice of ORBCOMM (satellite), Cingular Wireless (terrestrial) or WiFi (802.11b local wireless network) communications
- Provides immediate access to critical onboard information when used with optional SmartCom real-time wireless communications
- Operates successfully in more than 30,000 trucks at over 1,000 distribution centers across North America
- Showcases strong endorsements from blue-chip customer base

A New Market Opportunity in Our Sights

Several years ago, we identified a potential new product for XATA and started investing heavily in research and development. Our goal was to bring the same solutions that we've been selling to Fortune 1000 companies for years, through our customer-hosted OpCenter system, to the broader market. Although we expected OpCenter to enjoy continued success well into the future, we believed we needed to develop another, complementary product line to grow and expand our business. Over the past few years, this project has represented a significant challenge requiring an enormous investment of time, resources and money as well as persistence and patience.

Expanding Our Product and Business Model

In order to meet the needs of the broader market segment, our goal was to design a more affordable, streamlined fleet management solution that could easily be implemented by fleets of all sizes. This was the driving force behind XATANET, our web-based fleet management service that is easy to implement and delivers a rapid return on investment. XATANET combines the latest trends in technology with an expandable suite of proven applications to deliver complete visibility and control over fleet operations. Available XATANET applications include streamlined state fuel tax reporting, automated DOT driver logs, real-time vehicle location tracking, route mapping and analysis, vehicle diagnostics and alerts, two-way driver messaging, accident analysis and driver performance reporting.

Our goal was to bring the same solutions that we've been selling to Fortune 1000 companies for years, through our customer-hosted OpCenter system, to the broader market.

The key advantages of XATANET are:

- Eliminates the need for customer-hosted servers
- Offers a low cost of entry on a per-truck basis
- Features multiple levels of expandability as customers' business needs evolve
- Requires minimal driver and fleet operator training






Route Dispatcher - 3, 91797, 9/17/97
Route Dispatcher List
Details
Western Route / 06:30 AM (Wed)
XATA / 06:30 AM (Wed)
Hook Trailer
ID / CARGO
PACKERLAND PACKING / 06:39 AM
Deliver / 700281101
COD 23442
ST. VINCENT HOSP / 07:07 AM
Deliver / 01504900
Pick / 234224

Delivering Results and New Distribution Channels

We completed XATANET this past summer and began deploying the system in a controlled release to a select group of customers, including our two new distribution partners, Penske Truck Leasing and NationaLease. During this rollout, we worked in partnership with these early customers to refine our product and implementation procedures to prepare for full-scale deployment. We resisted shipping our growing pipeline of orders until we were sure XATANET met the same rigorous standards of quality that our customers have come to expect for nearly two decades. With this phase now largely behind us, we will soon be able to start full-scale shipment of this state-of-the-art, web-based fleet management service.

Beginning in early 2004, Penske will integrate XATANET into its full-service lease option making it available to a significant portion of its customer base. NationaLease will also offer XATANET to its large base of lease customers in a joint go-to-market strategy with us. As we continue to evolve the XATANET system, we anticipate that offering our product through major truck leasing companies and other new distribution channels will drive substantial additional sales.

Other Key Milestones for 2003

We also made considerable progress on several other key initiatives in 2003. Early in the fiscal year, we secured an exclusive agreement with ORBCOMM LLC, the leading provider of low-earth orbiting satellite service. This gave XATA a competitive edge in the industry by offering both our OpCenter and XATANET customers full-coverage, wireless capability at cellular-like prices. We began shipment of ORBCOMM satellite-enabled systems in mid-2003 and currently have approximately 2,000 units in the field.

We also helped our customers comply with the new hours-of-service rules issued by the Federal Motor Carrier Safety Administration in April. Our goal was not only to educate customers about the impact of the new regulations on their business, but also to seamlessly upgrade their systems by the January 4, 2004 deadline. We delivered timely product updates as part of our customers' ongoing support and maintenance contracts to help them conform to the new regulations.

Finally, we continued to benefit from our ongoing strategic relationship with Deere & Company. John Deere's prior investments and ongoing resources are an invaluable asset for us.

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XATANET™

WEB-BASED SYSTEM

XATA's next generation product offering, XATANET, is attracting numerous new customers since its launch this year. XATANET is a web-based fleet management system targeted at the approximately 3 million trucks operated by private trucking fleets.

XATANET's web-based subscription service is ideal for private fleets that want to quickly and affordably automate their operations to achieve increased visibility and utilization. XATANET combines the latest trends in technology with an expandable suite of proven applications to deliver complete visibility and control – resulting in reduced costs and enhanced customer service.

XATANET Advantages:

- Provides an ASP offering for fleet management via the internet
- Enables fleet managers to achieve measurable fleet performance and productivity improvements
- Integrates individual truck information with the host systems of truck leasing companies, fleet operators and third-party software providers
- Automates labor-intensive, error-prone processes including state fuel tax reporting and DOT driver log requirements
- Utilizes low-cost satellite coverage
- Offers lower initial per-truck pricing
- Allows customers to add applications as their business needs evolve
- Requires minimal training for drivers and fleet operators
- Displays web-based messaging and vehicle location
- Leverages nearly two decades of fleet management expertise to enhance customer service, reduce operating costs, improve fuel economy, streamline compliance reporting and increase safety









"Penske has had a working relationship with XATA for several years. We've been conducting comprehensive testing of the product with customers and we're confident our integrated product offering will add significant value to fleet managers. The product is easy-to-use and lets fleet managers quickly obtain valuable information about how their trucks and drivers are performing, and at a very reasonable price."

Jim Feenstra
Vice President of Marketing
Penske Truck Leasing

Financial Highlights

Although our outlook is positive for the future growth of XATA, we were disappointed by our fiscal 2003 financial results, especially in the second fiscal quarter. During the fiscal year ended September 30, 2003, net sales totaled $11.4 million, a modest decline from fiscal 2002. We did however begin to see a rebound in net sales in the fourth fiscal quarter, compared to both the third quarter of 2003 and the fourth quarter of fiscal 2002. As the overall U.S. economy started to show signs of improvement, we saw increased activity in our primary target markets – the trucking operations of large manufacturing, retail and petroleum distribution companies. These markets continue to be impacted by rising costs in labor, fuel and insurance as well as increasing federal regulations due to the Department of Homeland Security initiatives. We believe our two innovative fleet management solutions help companies control all of these variables.

We continued our focus on product development with a $1.9 million investment in the development of new products and $923,000 toward the enhancement of existing products. Fiscal 2003 revenue was derived from OpCenter related hardware and software sales totaling $9.6 million, software maintenance, support and professional services totaling $1.6 million, and $238,000 of recognized revenue from sales of XATANET equipment and services. Because XATANET is a subscriber-based product, revenue associated with it is recognized throughout the subscription period rather than immediately upon delivery. As a result, we expect that reported revenue growth from this product will increase gradually as the subscriber base grows.

On Track for Success

As we enter a new era for XATA, we would like to thank everyone who has helped in our efforts to improve and expand our business. This includes our hard-working employees, our steadfast investors, our strategic partners, our new distribution partners and our dedicated board of directors. And most of all we would like to thank our loyal long-term customers as well as our many new ones, who continue to push us to deliver more advanced fleet management solutions. We believe our investment over the past few years has put XATA on the right track for future success. We look forward to a prosperous 2004!

Sincerely,

Craig S. Fawcett
President and CEO

Form 10-KSB

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: September 30, 2003

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number: 0-27166

XATA CORPORATION
(Name of small business issuer in its charter)

Minnesota	41-1641815
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
151 East Cliff Road, Suite 10, Burnsville, Minnesota	55337
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (952) 707-5600

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.01 par value
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

State issuer's revenues for its most recent fiscal year: $ 11,350,000

The aggregate market value of the voting stock held by non-affiliates of the registrant was $10,055,000 as of December 15, 2003, based upon the closing sale price on the Nasdaq Small Cap Market reported for such date. Shares of Common Stock held by each officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 6,977,381 shares of the registrant's Common Stock issued and outstanding as of December 15, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-KSB incorporates information by reference from the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 17, 2004 to the extent stated herein. Except with respect to information specifically incorporated by reference in this Form 10-KSB, the Proxy Statement is not deemed to be filed as a part of this Report. It is anticipated that the Proxy Statement will be filed with the Commission not later than January 15, 2004. In addition, there are incorporated by reference in this Report certain previously filed exhibits identified in Part III, Item 13.

TABLE OF CONTENTS

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Forward Looking Statements

This document includes forward-looking statements based on current expectations. Actual results may differ materially. These forward-looking statements involve a number of risks and uncertainties about us, our business, our customers, and the economy and business environment in general. Risks and uncertainties about us include, for example, the following:

- Although we expect to incur operating losses in the next fiscal year, these losses may continue beyond this expected time frame.
- We may be unable to adapt to technological change quickly enough to grow or to retain our customer base.
- We will continue to be dependent upon positioning systems and communication networks owned and controlled by others, and accordingly, their problems may adversely impact us.
- We have made certain volume purchase commitments for satellite communication services that may exceed our customer demand requirements.
- For the foreseeable future, we are dependent upon the continued receipt and fulfillment of new orders for our current products.
- Our growth and profitability depend on our timely introduction and market acceptance of new products, our ability to continue to fund research and development activities, and our ability to establish and maintain strategic partner relationships.

Trademark Notice

XATA®, OpCenter™, SmartCom™, Position Plus™, Yard Express™ and XATANET™ are all trademarks of XATA Corporation. XATA® is registered with the U.S. Patent and Trademark Office.

PART I

Item 1. Description of Business

About XATA

We are a leading provider of onboard fleet management systems for the private fleet trucking market. Our products seamlessly combine global positioning, wireless communications and fleet management software to provide an enterprise fleet management system for many of North America's largest trucking fleets.

Our systems provide mobile two-way messaging and real-time vehicle location. Additionally, our products automate Department of Transportation (DOT) driver log requirements and state fuel tax reporting, as well as collect data for vehicle diagnostics, driver performance and mileage. Our proven solutions enable our customers to reduce fuel costs, increase operational efficiencies, improve safety and enhance customer service.

Our products are powerful, advanced, yet user-friendly computer systems used by manufacturing, distribution, hazardous chemical and other operators of trucking fleets. Our systems automatically collect data for drivers' electronic log records, fuel consumption, mileage and location. Our systems integrate data generated within the truck as well as data received via GPS (Global Positioning System) into either a Windows- or Web-based user interface, enabling fleet managers to measure fleet performance, resolve exception conditions, monitor ongoing operations and perform detailed analyses. XATA was the first to provide completely paperless electronic logs, exception-based management and learned standards for accurate fleet intelligence.

XATA was founded in 1985 to address the demand for onboard information systems for the private fleet trucking industry. Our product offerings consist of OpCenter™, our comprehensive Windows-based fleet management system, and XATANET™, our next-generation Web-based fleet management system.

Our systems have been installed in over 30,000 commercial trucks at over 1,000 customer locations. Our customers include Fortune 500 companies and other large organizations, including Allegiance Healthcare Corporation, Baxter Healthcare Corporation, Bi-Lo, LLC, The BOC Group plc, Coca-Cola Enterprises, Inc., CVS Pharmacy, Eby-Brown Company, The Kroger Co., McLane Company, Publix Super Markets, Inc., Penske Corporation, Ryder System Inc., Safeway, Inc., Supervalu, Inc., Toys "R" Us, Inc., Tree of Life, Inc., Unisource Worldwide, Inc., United Natural Foods, Inc., the United States Postal Service, Whirlpool Corporation and xpedx (a division of International Paper Company).

Over the past several years we have invested heavily in product development to bring our Web-based XATANET solution to market, as well as to develop additional software applications for monitoring and controlling trucks and fleet operations. Our first generation products, introduced in the early 1990's, included our revolutionary Driver Computer and Fleet Management System software. Valuable data was downloaded from Driver Computers to the Fleet Management System host software in batch mode via our patented Driver Key. In the late 1990's we integrated wireless communications enabling real-time data exchange with the mobile units and upgraded our host software to OpCenter, an advanced Windows-based platform. While our OpCenter system continues to be a leading solution for large private trucking fleets, we believe that there is significant growth potential for our next-generation Web-based XATANET 2.0 solution, which we began shipping in fiscal 2003.

Our products perform the following functions to enable fleet operators to control costs and maximize vehicle and driver performance:

- Mobile two-way messaging and real-time vehicle location.
- Automation of DOT driver log requirements and state fuel tax reporting.
- Comprehensive vehicle and driver performance reporting.
- Efficient routing, trip optimization and stop activity scheduling.
- Diagnostic and accident data capture.

In early fiscal 2003, we announced our new XATANET 2.0 Web-based fleet management system utilizing the satellite communication network of ORBCOMM LLC, and began unit shipments in our second fiscal quarter of 2003. Our product development efforts are focused on continued development of XATANET, a modular Java-based suite of software applications that can be used with different types of computing hardware, communication networks and peripheral devices. This product line allows customers to buy only the XATANET application packages that best match their current needs, and offers them the flexibility to purchase additional XATANET applications as their needs evolve. When combined with our new XATA Application Module mobile computing and communication device, XATANET overcomes the major impediments typically associated with implementing onboard computer systems, including costly and time consuming hardware installation and extensive training of drivers and system operators. XATANET significantly reduces the time required for deployment of an initial vehicle system because we host the central management system over the Web, enabling our customers to avoid a complicated host system implementation. In addition, many of the XATANET applications do not require driver involvement, which eliminates driver training and improves data integrity.

We market our products to operators of trucking fleets primarily through our nationwide direct sales force. We offer continuing comprehensive service and technical support to our customers through our XATAServ maintenance and support program. We believe the level of service we provide to our customers is unique in the industry and a key competitive advantage in securing new customers and retaining existing accounts.

We believe that our new software and hardware products will enable us to significantly broaden our penetration of the commercial trucking market. Private fleets and for-hire carriers comprise the two major fleet categories within the commercial trucking industry. Private fleets (our current market focus) include manufacturers, wholesalers, merchants and other companies who transport their own goods using equipment they own or lease. For-hire carriers include less-than-truckload carriers and truckload carriers whose primary business is the trucking and transportation of freight that belongs to others. We have recently established distribution relationships with leading truck leasing companies to provide an important new sales channel for our new XATANET product and to penetrate the vast number of small and mid-size private fleets that our direct sales force cannot penetrate in a cost-effective manner.

In 2003 we secured two new distribution partners, Penske Truck Leasing Co., L.P. (a partnership of Penske Corporation and GE Capital) and NationaLease (National Truck Leasing System). Under our agreement with Penske, we expect Penske to integrate XATANET 2.0 into its full-service lease option and to make it available to a large portion of its substantial customer base. NationaLease will also offer XATANET to its large base of lease customers in a joint go-to-market strategy with us. As we continue to evolve the XATANET system, we anticipate that offering our product through major truck leasing companies and other new distribution channels will drive substantial additional sales.

In 2000 we formed a strategic alliance with John Deere Special Technologies Group, Inc. ("JDSTG"), a subsidiary of Deere & Company, to enable us to accelerate our product development initiatives and more effectively distribute our new products to both new and existing markets. As part of the relationship, Deere has provided debt financing and made two equity investments in XATA and now owns approximately 25% of our company.

In December 2003, Trident Capital invested approximately $4.2 million in our company by acquiring 1,612,903 shares of convertible preferred stock. On an as-converted basis, Trident now owns approximately 19% of our company (the details of this transaction is further disclosed in Part II, Item 5). Trident, a private equity firm with more than $1.2 billion under management, focuses on investments in the information services and enterprise software sectors. The additional capital will allow us to continue expanding our product development, distribution and marketing efforts while offering a strong endorsement of our plans for future growth.

We continue to emphasize product development focused on open, modular information solutions. We continue to migrate the applications originally developed for our OpCenter system to our new XATANET Web-based platform. Our product development initiatives generally adhere to the following principles:

- develop Web-, Windows- and Java-based software applications to enable fleet-wide communications, enhance driver productivity and improve fleet management capabilities;
- develop applications that maximize customer return on investment and ease-of-use;
- integrate leading satellite and tower-based wireless communication networks to provide our customers with a choice of wireless data communications options;

- develop modular mobile hardware products when not available from other sources; and
- offer a clear migration path for users of older generation products to our latest systems.

We believe this strategy will position our company for growth and will allow us to offer our customers modular hardware and multiple software applications that do not require significant installation time or employee training.

The Trucking Industry

Commercial trucking fleets are characterized by considerable investment in equipment, high operating costs, significant annual mileage per vehicle and extensive federal and state compliance reporting requirements. Costs for equipment, fuel, drivers, insurance, maintenance, dispatchers, safety directors, clerical support and support equipment make the efficient operation of each vehicle an essential and complex part of fleet management. Accordingly, accurate and timely data collection and analysis enables managers of truck fleets to reduce operating costs. We believe there is, and will continue to be, significant demand in the trucking industry for onboard fleet management systems, principally because the use of this technology enables truck operators to reduce expenses, respond to competitive pressures and improve customer service.

We believe the following trends continue to impact the private fleet trucking industry and result in increasing competitive pressures and demand for mobile information technology:

- New technologies: Historical barriers to purchase are diminishing with the affordability, simplicity and acceptance of new wireless communication and internet technologies.

- Increased operating costs: As the public has become increasingly concerned about the safety of large trucks, legislators have proposed laws to regulate truck and driver safety. Industry leaders have proposed using electronic monitoring to ensure safe operation, in lieu of new legislation. In addition, fuel, insurance, driver salaries and other operating costs continue to increase. These trends encourage operators to utilize onboard information solutions to control costs and more effectively manage their fleets.

- Safety and security concerns: Since the terrorist attacks of September 11, 2001, public authorities and fleet operators have become more acutely interested in technology solutions to increase the safety and security of their drivers and cargo. This is especially true for companies transporting hazardous loads.

- Government regulations: Increasing government regulations have tightened DOT driver log requirements. We believe computer generated driver logs may eventually be mandated by federal or state governments.

- E-commerce: As companies increasingly rely on just-in-time inventory management and seek to control and monitor inventories throughout their entire supply chain, they demand better service and increased capabilities from their trucking operators and vendors. In addition, as companies increasingly adopt Internet technologies to reduce communication costs, paperwork and processing times, trucking operators are adopting technology to comply with the operating processes and systems of their customers. This trend encourages integration of onboard computers with the host information systems of trucking companies.

In addition to management information needs, extensive operational data collection and reporting is mandated by federal and state agencies. For example, the Federal Highway Administration (FHWA) imposes strict work hour rules on drivers and requires maintenance of driver logs. Drivers of hazardous loads are subject to additional regulation and documentation requirements. Failure to maintain legally required driver logs may result in permanent license revocation, substantial fines and, in the case of an accident, potential liability for the trucking company and its management. Although insurance companies, truck operators, industry leaders, the National Transportation Safety Board, manufacturers and leasing companies are in agreement that mandated electronic logs improve the accuracy of record keeping, FHWA regulations do not yet require onboard electronic driver logs. We believe federal regulations may eventually mandate electronic driver logs.

Extensive federal regulation is compounded by additional regulation in each of the 50 states. In general, states require trucks to pay state fuel taxes based on the amount of fuel consumed in their state. To comply with these regulations, drivers must record state border crossing and fuel purchase information. Many long haul vehicles cross up to 25 state borders per week, resulting in significant paperwork for the driver, the clerical staff of the carrier and the processor of the carrier's fuel tax returns. To complicate an already large paperwork requirement, these records must be maintained at the fleet home base as well as at the carrier's headquarters. Records must also be readily available for federal regulators to review driver log compliance.

Target Markets

There are approximately 7.4 million commercial trucks operating in the United States, of which 6 million are operated by private fleets and 1.4 million are operated by for-hire carriers. While most of our current customers fall into a portion of the private fleet category, we believe that our new software and hardware products enable us to enter other segments of the commercial trucking industry.

Private Fleets

Private fleets include the 6 million commercial trucks operated by manufacturers, wholesalers, merchants and other companies who transport their own goods using equipment they own or lease. Historically, the costs associated with purchasing an integrated hardware and software solution for onboard computing, including our OpCenter solution, required a minimum fleet size in order to recover the fixed costs of a host system implementation. As a result, we target our OpCenter solution to private fleets that operate over 30 heavy-duty trucks in select vertical markets. We believe our historic target market segment has comprised approximately 300,000 vehicles. We believe our introduction of XATANET will allow us to significantly expand our addressable market to a much larger portion of the private fleet sector, including smaller fleets and additional vertical markets. Specifically, smaller fleets are able to purchase individual XATANET software application packages that target their specific information needs and will use our Internet based host system to collect, process, and present their data. We believe these smaller fleets represent a significant new market opportunity. We view the total 6 million commercial trucks in this segment as our target market going forward, with particular emphasis on fleets operating the approximately 3.5 million heavy duty trucks.

For-Hire Carriers

For-hire carriers include less-than-truckload (LTL) carriers and truckload carriers whose primary business is the trucking and transportation of freight that belongs to others. There are approximately 1.4 million commercial trucks in the for-hire carrier market segment.

Other Markets

We believe our new XATANET system can be introduced successfully into other markets because of its open system architecture. For example, we believe that with modest modifications our XATANET applications could be marketed successfully in the agricultural market, the off-road construction market, the rail and container market, the transit market, and many opportunities internationally.

Distribution Channels

Direct Sales

Our direct sales force sells our onboard fleet management systems to the private fleet truck operators and logistics providers. The efforts of our direct sales force are supported by our systems engineering staff, which has a strong working knowledge of the hardware and software configurations required by fleet operations, and by our technical support representatives, who have experience integrating our systems into fleets.

We currently focus our sales and marketing efforts on transportation and logistics companies operating fleets of 30 or more vehicles within vertical markets that have experienced significant benefits from our systems. These vertical markets include food distribution, petroleum production and marketing, manufacturing and processing, retail/wholesale delivery, and the United States Postal Service.

We also use a combination of integrated marketing activities, including advertising, trade shows, the Internet, and direct mail, to gain exposure within our target markets. We exhibit our products at selected industry conferences to promote brand awareness. We actively pursue speaking opportunities at industry trade shows for our management staff, as well as for customers who have gained efficiencies in fleet operations using our technology.

We have found the average sales cycle for our OpCenter solutions to be six to twelve months. Our early sales cycle experience with our newer XATANET system has been approximately two to six months, due to its simpler Web-based architecture and our focus towards smaller fleet centers. Customers often compare multiple competing systems by conducting in-vehicle product evaluations before making a purchase commitment. Customers typically view a system purchase as a five-year technology commitment.

Truck Leasing Companies

We have recently established distribution relationships with two leading truck leasing companies to provide an important new sales channel for our new XATANET product to more easily penetrate the small and mid-size private fleets that our direct sales force cannot address in a cost-effective manner. Under our agreement with Penske, we expect Penske to integrate XATANET 2.0 into its full-service lease option and to make it available to a large portion of its substantial customer base. NationaLease will also offer XATANET to its large base of lease customers in a joint go-to-market strategy with us. As we continue to evolve the XATANET system, we anticipate that offering our product through major truck leasing companies and other new distribution channels will drive substantial additional sales.

Competition

Our traditional competition for our OpCenter system has included onboard system providers such as Cadec Corporation, Traxis, Inc. and Tripmaster Corporation. These companies provide hardware and software that connect to the truck and operate in the dispatch office in a client-server architecture. All of the onboard systems monitor fleet productivity in terms of miles, speed, fuel economy, idle time, time at stop and engine performance, and can automate processes within the fleet operation such as driver logs, fuel tax reports and payroll. These companies have expanded their offerings over the years to allow the addition of GPS and wide area wireless communications, but at a typical cost of $3,000 to $5,000 per truck. Although these communication capabilities have long been desired for providing better customer service, the high initial price of these systems significantly limits their market potential. These companies have taken the approach of partnering with terrestrial wireless communication providers, all of which offer competitive pricing but with coverage generally restricted to urban areas. Satellite communication capabilities have also been offered to improve coverage, but the costs have been prohibitive for much of the market because the satellite networks utilized required complex, expensive equipment and high airtime charges. Implementation costs, such as driver training and office training, have also been an obstacle. Due to these issues, significant penetration into the private fleet market by these products has been limited to what we estimate to be approximately $50 million annually over the past five years.

Over the past few years, communication providers, who traditionally targeted the over-the-road, for-hire segment of the trucking industry, have begun to target the largely untapped private fleet segment due to its size. They have focused on adding fleet management applications to their communication capabilities. Fleet managers require such applications to reduce operating costs, eliminate paperwork, streamline information flow, monitor driver productivity, and monitor vehicle performance for maintenance and fuel consumption efficiency. To address these needs, the communication providers have started to offer software applications to automate driver logs, fuel tax reporting, and other fleet management tasks, but they typically lack the deep industry knowledge to offer a comprehensive package for the trucking industry. Companies that have entered this market include Aether Systems, Inc., Qualcomm, Wireless Matrix Corporation, Highway Master (now part of Aether) and PeopleNet Communications Corporation. While these companies can and do offer satellite and terrestrial communications capabilities, their terrestrial options have limited coverage and their satellite solutions are relatively expensive.

Relatively new entrants into the market include companies that provide low-cost, low-end solutions with GPS capabilities for vehicle positioning and analog communications for two way messaging. These players include At Road, Inc., FleetBoss Global Positioning Solutions Inc., AirIQ, Inc. and Teletrac, Inc. They all have systems that we believe provide limited functionality and limited scalability. Their success has come mainly from route delivery operations and smaller class vehicles in high-coverage urban areas. Although they are in the process of adding additional applications to their systems, they typically do not have the industry experience or advanced technology on which to run those applications. We believe that they will require more expensive hardware solutions and improved wireless communication options to be successful in the larger-class private fleet market.

XATANET's advantages include a complete fleet management offering, availability over the Web, low-cost satellite communications and true scalability. Scalability allows customers the flexibility to purchase a low-cost system that requires no driver training, can automate many of the manual processes within a fleet, and can provide the needed metrics for improving fleet productivity. As the needs of the customer expand, applications, handheld devices and driver displays can be added to enhance the system's functionality. Traditionally, fleets have been forced to buy a complete package. XATANET has an advantage due to its scalable, Web-based architecture, satellite coverage and competitive pricing.

We believe the nature and sources of competition in our industry are rapidly evolving and, in the future, that these changes will require us to adapt our existing products and to develop new products which facilitate the collection, processing and communication of onboard information throughout the transportation network and the entire supply chain. This will likely involve the development of new technologies and the adaptation of new and existing products to be compatible with products and services provided by others in the industry, including others who we may consider to be competitors in one or more lines of our business.

Our Products and Services

XATANET Fleet Management System

Our newest product line, XATANET, is the evolution of our most successful software applications to a Java and Internet based architecture. XATANET allows our customers to install only the specific application packages initially desired and to scale their system configurations to their specific needs. Also, XATANET dramatically reduces training time and expense because the system allows information from certain applications to be automatically sent to the host system without driver involvement.

The XATANET system consists of the following components:

- XATANET Mobile - An onboard operating system that manages the vehicle data network interface, GPS, wireless communication, application management, driver interfaces and other peripheral devices. It supports, via a Java virtual machine, any mix of Java-based independent software applications. This system operates on our XATA Application Module mobile computing and communication device.

- XATANET Gateway - A PC-based system that is located at fleet specified sites to exchange data with drivers and vehicles that choose to utilize yard-based 802.11b wireless communication capability. The XATANET Gateway connects to yard antennas to exchange data with drivers or vehicles. The gateway is also connected to the Internet which allows data exchange with the XATANET Server and directly with authorized system users. This system component is not required if the enterprise chooses to use wide area wireless communication networks for data exchange.

- XATANET Server - An Internet-based server that collects information from XATANET Mobile and XATANET Gateway systems, processes and stores that information, and presents the information to users on demand and by automatic exception communication. This server is designed to handle large enterprises, multiple fleets, and multiple carriers in a single centralized, XATA-managed system while allowing secure access to specific data by users that can use an Internet browser from any PC at any location.

We currently offer Vehicle Application and Driver Application Packages that include a roof-mounted XATA Application Module containing the XATANET Mobile system and selected applications. No driver training is required for the Vehicle Package because these applications do not require a driver interface. This immediately benefits vehicle owners and provides for the future expansion of software applications and hardware components as future requirements unfold.

A typical XATANET customer purchases a XATA Application Module with micro display for each vehicle, and enters into a service agreement with XATA providing access to the Web-based XATANET Server hosted by XATA as well online and telephone support for use of XATANET.

OpCenter™ Fleet Management System

Our OpCenter system enables managers to achieve measurable fleet performance and productivity improvements by integrating onboard technology into the fleet management process. The OpCenter system consists of a Driver Computer, Driver Key, Data Station and our OpCenter Fleet Management Software hosted and managed by the customer.

The Driver Computer has a large, touch-sensitive, easy-to-read, user-friendly screen that provides instant feedback to the driver. Our Driver Computer is well accepted by drivers because it is easy to use and acts as an onboard information advisor. Each driver has an electronic Driver Key that stores his identity, log, dispatch, and trip data and is a means of electronically transferring information to and from the Driver Computer and Data Station. Data Stations consist of the same hardware as the Driver Computer, but utilize different software. Data Stations are located where drivers begin and end their trips, and provide dispatch data on a Driver Key at the beginning of each trip and offload actual trip data from the Driver Key at the end of each trip.

Our OpCenter Fleet Management Software operates in a multi-user, Windows NT environment and is capable of managing multiple fleets over a wide area network and optionally incorporates the ORBCOMM satellite, Cingular Mobitex or 802.11b spread spectrum wireless communications. The software collects, validates and processes data recorded by a fleet's network of Driver Computers and Data Stations. OpCenter provides a decision support system for the entire distribution team. This system reduces operating costs, improves safety, streamlines compliance reporting and automates data collection for other systems. By integrating all fleet operations under one Windows NT-based desktop workstation, our suite of intelligent applications help users efficiently measure fleet performance, resolve exception conditions, monitor ongoing operations and perform detailed analysis. Using OpCenter on a desktop workstation, the operations manager can access the information stored on the fleet's Driver Computers and Data Stations, which store the information in SQL databases.

When integrated with optional real-time wireless communications, OpCenter provides immediate access to critical onboard information. Its real-time notification is triggered by user-defined onboard conditions, ensuring that only critical information is reported to fleet management. Detecting and processing of exception conditions only improves operating efficiency while minimizing recurring communication charges.

XATA Application Module

The XATA Application Module is our latest generation mobile computing and communication platform for both our OpCenter and XATANET systems. It incorporates a powerful, rugged microprocessor with a twelve channel GPS receiver to process data and record vehicle location and is housed in a UV resistant plastic dome and a rugged aluminum base. The module's optional communication features can transfer data wirelessly via 802.11b spread spectrum or through either the ORBCOMM satellite or CINGULAR Mobitex communication networks. It can be mounted on a mirror strut, faring strut, or any other location that has a clear GPS signal path. The self-locking sealed cable connector requires no screws or bolts and seals the module and cable from outside elements.

When coupled with a Driver Computer and our OpCenter system, the XATA Application Module and Driver Computer form a client/server system which can execute multiple onboard applications in a multi-tasking real-time environment while providing extensive connectivity to vehicle networks, peripheral devices and other servers. In this configuration, the XATA Application Module enables processing and memory resources for more advanced applications, connectivity to multiple peripheral devices, GPS positioning, optional wireless communications, increased systems integration in the vehicle, and an architecture that is modular, scalable and expandable.

XATAServ

XATAServ is our comprehensive customer service and technical support program, offering a wide range of support options designed to provide customer-focused solutions for operation of any of our mobile information solutions. Our customer service mission is to develop, communicate and deliver a comprehensive goal attainment and support program that ensures our customers' success with our applications by providing the tools, training and knowledge necessary to identify and maximize their return on investment. XATAServ is typically purchased at the time of the initial order and provides assistance in all areas, beginning with rollout and including training and support of ongoing operations. Our XATAServ program is in addition to the limited hardware warranty included in the base price of the system. We also offer management-level consulting services to provide our customers with information and advice on how to improve their usage of our products. These advanced training services are different from the basic training and support service for front-line staff. Our consultants advise the customers' management on use of the advanced capabilities of our systems to reduce operating costs and increase savings. They help answer critical questions about interpreting data and detecting trends that require more extensive experience and expertise than technical support.

Alliances

ORBCOMM

In October 2002, we entered into a Value Added Reseller relationship with ORBCOMM LLC, the leading provider of low earth orbit (LEO) satellite service. The initial contract term is for three years and is extendable at XATA's option for an additional three years. In exchange for certain volume commitments, the agreement has provided XATA exclusivity versus key competitors as well as favorable pricing. XATA believes that ORBCOMM's LEO service provides the same full-coverage service with greater data throughput than the leading geo-synchronous earth orbit (GEO) satellite service at a much lower up-front cost. The agreed upon subscription pricing is cost competitive with inferior terrestrial wireless service, which typically has sporadic coverage concentrated in high population regions.

Penske Truck Leasing

In April 2003, we entered into an agreement with Penske Truck Leasing Co., L.P. (a partnership of Penske Corporation and GE Capital) under which we provide Penske a private labeled version of our XATANET web-based fleet management system, wireless communication services, managed hosting services and technical support. Penske is integrating the private labeled XATANET system as an option to its full-service truck lease package and plans to make it available to a large portion of its customer base beginning in 2004. In total, Penske Truck Leasing has approximately 200,000 vehicles under management.

NationaLease

In March 2003, we entered into a relationship with NationaLease Purchasing Corporation, an affiliate of National Truck Leasing System, whereby NationaLease will offer XATANET to its truck leasing customers in a joint go-to-market strategy with us. NationaLease is a consortium of approximately 120 independent truck leasing companies with a total fleet of 65,000 vehicles.

Major Customers

Sales to The Kroger Company accounted for approximately 17% of fiscal 2003 revenue. McLane Company accounted for 26% of fiscal 2002 revenue. No other customer accounted for 10% or more of revenue in either of these fiscal years.

Manufacturing, Production, and Quality Control

We subcontract the manufacture and assembly of our hardware products pursuant to our detailed specifications and quality requirements. One of our primary subcontract manufacturing vendors is Phoenix International Corporation, a subsidiary of Deere & Company. John Deere Special Technologies Group, Inc., our largest shareholder, is also a subsidiary of Deere & Company. All such suppliers have entered into confidentiality agreements with respect to our proprietary technology. We believe our current suppliers can provide production volumes to meet our anticipated increases in product demand and are not aware of any difficulty experienced by our suppliers in obtaining raw materials for manufacture. We believe that we would be able to access alternative sources of supply without severe difficulty or disruption in our business if any of our suppliers failed in their commitments to us.

Patents, Trademarks, and Copyrights

"XATA" is a trademark registered with the United States Patent and Trademark office. All computer programs, report formats, and screen formats are protected under United States copyright laws. In addition, we possess a design patent issued by the United States Patent and Trademark Office that covers the design of our Driver Computer display. We also claim trademark and trade name protection for the following: OpCenter, SmartCom, Position Plus, Yard Express and XATANET. We protect and defend our intellectual property rights vigorously.

Research and Development

Our market position is based on our strong research and development capability and our market technology leadership. We believe product development must continue in order to maintain this market position, integrate industry requirements, respond to market opportunities and keep abreast of technological change, which we expect to continue at a rapid pace. Along with customer-driven requirements, much of the impetus to adopt new technologies comes from logistics providers, suppliers, shippers, government, and other non-industry influences that encourage the use of reliable, low-cost technologies to increase overall industry efficiency. These new technologies include GPS and advanced mobile communications (cellular, satellite, wireless and paging). Research and development expense was approximately $1.88 million in fiscal 2003 and $2.16 million for fiscal 2002. No software development costs were capitalized in either fiscal 2003 or fiscal 2002.

Employees

As of September 30, 2003, our staff included 59 employees and 5 independent contractors whose primary assignments are approximately as follows: 21 in product design, development and testing; 12 in sales and marketing; 18 in customer support; 10 in administrative, finance and IS; and 3 in purchasing and warehousing.

Executive Officers

Craig S. Fawcett, President & Chief Executive Officer, Director

Mr. Fawcett, age 37, has been President and Chief Executive Officer since joining XATA in February 2002. He is a graduate of Harvard Business School with an MBA and has a Bachelor of Science degree in Engineering from Ohio State University. Before joining XATA, Mr. Fawcett was Vice President of the Global Agriculture Division of Deere & Company where he held numerous leadership positions involving mergers and acquisitions, operations, special technologies, business development, and served on several boards of Deere-owned technology companies. Prior to that, he was a strategic management consultant for Arthur Andersen (now Accenture), where he led a series of international technology project engagements for Global-1000 clients.

John G. Lewis, Chief Financial Officer, Secretary

Mr. Lewis, age 38, joined XATA in January 2001 as Chief Financial Officer. Before joining XATA, Mr. Lewis was Chief Financial Officer of St. Paul-based PrimeYield Systems, Inc., a manufacturer of high-performance semiconductor test devices, where he managed the sale of the company to a strategic buyer and directed the post-sale integration process. Prior to that, Mr. Lewis was President of a Minneapolis-based manufacturing company, which he merged into a larger competitor and managed the post-merger integration. Mr. Lewis began his career with Price Waterhouse as a Senior Consultant in the Strategy Implementation Group in Newport Beach, Ca. He is the Managing Member of Legend Holdings, LLC, a real estate holding company, and a member of the Twin Cities Chapter of Financial Executives International. Mr. Lewis has an MBA from the J. L. Kellogg Graduate School of Management at Northwestern University and a Bachelor of Science degree in Engineering from Northwestern University.

Thomas N. Flies, Vice President – Business Development

Mr. Flies, age 34, leads our business development group with focus on introducing our new XATANET system to truck leasing companies and truck manufacturers, and also serves as Product Manager for XATANET. Mr. Flies joined XATA in 1990 and has served in various roles in product development, sales, marketing and operations. He holds degrees in business and computer science from the University of St. Thomas. Mr. Flies is the son of William P. Flies, founder of XATA and currently a director on our board.

J. Perry McGahan, Vice President – Product Development

Mr. McGahan, age 45, joined XATA in 2001 as Vice President – Software Engineering, and was promoted to Vice President – Product Development in 2003. Prior to XATA, Mr. McGahan was a project manager and software architect for the Global Vehicle Communication (GVC) group in Deere & Company where he managed several wireless communication and Web-based data management software projects. As a former Maryland-based consultant with RWD Technologies and AmDyne Corporation, Mr. McGahan was technical lead for Deere's Wireless Link Communication Server project (WLCS), and a senior engineer for Deere's Application Information Management System (AIMS) and AmDyne's Gecko unmanned ground vehicle project. Mr. McGahan is a graduate of the University of Maryland with a Bachelor of Science degree in Computer Science.

Investment Considerations

We do not have a long or stable history of profitable operations. From inception in 1985 through fiscal year 1994, we focused our efforts primarily on product development. During this time we had limited product marketing and distribution and incurred a cumulative loss of $5.81 million. We had operating profits in fiscal years 1995 and 1996. However, we experienced a combined net loss of $6.67 million in our fiscal years 1997 and 1998. These losses resulted in large part from the re-valuation and expensing of certain software acquired in 1996 business acquisitions. We generated net profits of $493,000 and $520,000 for fiscal years 1999 and 2000 respectively. In our 2001 and 2002 fiscal years, we incurred net losses of $2.21 million and $4.15 million respectively due to increased product development, operating and amortization expenses. In the fiscal year ended September 30, 2003 we incurred a net loss of $3.78 million due to lower net sales and continued high product development and amortization expenses. We cannot with any certainty predict if our operations will be profitable or generate positive cash flow in the future.

We are dependent on key customers. We sell large orders to individual fleets and may be dependent upon a few major customers each year whose volume of purchases is significantly greater than that of other customers. During the fiscal year ended September 30, 2003, ten customers, together, accounted for approximately 54% of net sales. Although we have experienced growth in our customer base, we are still dependent on continued purchases by present customers who continue to equip and upgrade their fleets. Loss of any significant current customers or an inability to further expand our customer base would adversely affect us.

Our sales cycle is long. The period required to complete a sale of our systems has historically been up to a year or longer. The length of the sales cycle may result in quarter-to-quarter fluctuations in revenue. Our systems are technically complex, which means the customer has to make an advance budget decision. The availability of new and other technologies also complicates and delays buying decisions.

We have several larger competitors. Many of the companies who offer competitive products have greater financial and other resources than our company. These competitors offer products ranging in sophistication and cost from basic onboard recorders to advanced mobile satellite communication and information systems. Their products may offer better or more functions than ours or may be more effectively marketed. In addition, the nature and sources of competition in our industry are rapidly evolving and increasingly depend on the ability to deliver integration of multiple information systems. These systems must link trucking operations with other facets of the supply chain through a variety of sophisticated software and communications technologies. These changes reflect a trend toward integration of intra-company data with the larger external supply chain involving the flow of goods to markets. We must continue to adapt our existing products and develop new products that facilitate the collection, integration, communication and utilization of information throughout the entire supply chain. This may entail the development of new technologies and the adaptation of new and existing products to be compatible with products and services provided by others in the industry. These trends may require us to establish strategic alliances with other companies who may be competitors.

We have a limited number of products and those products are concentrated in one industry. Although our systems have potential applications in a number of industries, to date we have targeted only the private fleet trucking segment of the transportation industry. If this market segment experiences a downturn that decreases our sales, the development of new applications and markets could take several months or longer, and could require substantial funding. In addition, our future success is dependent in part on developing and marketing new software applications. We cannot assure that new applications can be successfully developed or marketed in a timely manner.

Our target market is highly cyclical. The fleet trucking segment of the transportation industry is subject to fluctuations and business cycles. We cannot predict to what extent these business cycles may result in increases or decreases in capital purchases by fleet managers. A significant downturn in the prospects of the fleet trucking segment of the transportation industry could have a material, adverse affect on us.

The effectiveness of our selling efforts depends on knowledgeable staff. Sales of our products are dependent in part upon the salesperson's in-depth knowledge and understanding of our systems. This knowledge is attained through experience and training over a period of several months or longer. We must attract, train, and retain qualified personnel on a continuing basis. We may not be able to sustain or augment our sales and marketing efforts by retaining or adding personnel, and it is possible that increased sales and marketing efforts will not result in increased sales or profitability.

We are dependent on proprietary technology. Our success is heavily dependent upon proprietary technology. We have been issued a design patent by the United States Patent and Trademark Office that covers the Driver Computer, but our software programs have not been patented. We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and contractual provisions to protect our proprietary rights. These measures afford only limited protection. Our means of protecting our proprietary rights may prove inadequate, or our competitors may independently develop similar technology, either of which could adversely affect us. In addition, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our systems or obtain and use information that we regard as proprietary.

We depend on wireless communication networks owned and controlled by others. If our customers do not have continued access to sufficient capacity on reliable networks, we may be unable to deliver communication services and our revenues could decrease. Our ability to grow and achieve profitability depends on the ability of satellite and tower-based wireless carriers to provide sufficient network capacity, reliability and security to our customers. Even where wireless carriers provide coverage to entire regions, there are occasional lapses in coverage, for example due to man-made or natural obstructions blocking the transmission of data. These effects could make our services less reliable and less useful, and customer satisfaction could suffer. Our financial condition could be seriously harmed if our wireless carriers were to increase the prices of their services, or to suffer operational or technical failures. We have made certain volume commitments to ORBCOMM LLC. Our ability to satisfy these commitments depends not only on our ability to sell a specified number of ORBCOMM enabled systems, but also on ORBCOMM's ability to provide reliable data communication services to our customers.

Our products may quickly become obsolete. Our systems utilize proprietary software and an onboard touch-screen computer. Although we believe our proprietary software is more important in the capture and communication of operating data than the hardware on which the software operates, continued improvements in hardware may render our technology, including its software, obsolete. The field of software and hardware is constantly undergoing rapid technological change and we may not be able to react and adapt to changes in this field. Moreover, development by our competitors could make our system and services less competitive or obsolete. We believe that advancements in hardware and communications technology provide opportunities for us to form alliances with companies offering products complementary to our system and services, but we cannot assure that we can form alliances with such companies or that any such alliance will be successful. Our success depends, in large part, on our ability to anticipate changes in technology and industry standards, and develop and introduce new features and enhancements to our system on a timely basis. If we are unable to do so for technological or other reasons or if new features or enhancements do not achieve market acceptance, our business could be materially and adversely affected. We may encounter technical or other difficulties that could in the future delay the introduction of new systems or system features or enhancements.

JDSTG and Trident Capital, who are represented on our Board of Directors, and the Company's founder, who is also a director, individually and together own enough stock to exert significant influence over XATA. As of December 15, 2003, JDSTG, Trident Capital and William P. Flies, our founder, owned approximately 25%, 19% and 11%, respectively, of our Common Stock on an as-converted basis, and Trident has the ability to increase its ownership significantly through exercising warrants. In addition, JDSTG is entitled to name up to three representatives to our Board of Directors and Trident is entitled to name up to two representatives. Trident is entitled to vote its Preferred Stock as if converted to Common Stock and to vote as a separate class (to the exclusion of the holders of Common Stock) on the election of its two director nominees. Both JDSTG and Trident benefit from certain restrictive covenants of XATA in connection with their equity investments in the Company. The combination of stock ownership and Board of Director representation enables these persons, individually and together, to a greater degree, to exercise significant influence over the Company. Mr. Flies and JDSTG have granted a right of first refusal on the sale of their shares to Trident.

We are dependent on key personnel. Our staff is small and our future success depends to a significant extent on the efforts of key management, technical and sales personnel. The loss of one of our key employees could adversely affect our ability to provide leading edge technology to the transportation industry.

We may need additional capital. Although we believe cash flow from operations, the recent investment by Trident Capital and our $2 million line of credit will be sufficient to meet capital requirements for the foreseeable future, our cash needs may vary significantly from predictions. For example, if we do not generate anticipated cash flow, or if we grow at a rate faster than we anticipate, our predictions regarding cash needs may prove inaccurate and we may require additional financing. Our inability to obtain needed financing could have a material adverse effect on operating results. We cannot assure that we will be able to secure additional financing when needed or that financing, if obtained, will be on terms favorable or acceptable to us. Moreover, future financing may result in dilution to holders of our common stock.

New Business Plan. We have adopted a new business plan focused on additional truck market segments that provide larger volume and recurring revenue opportunities. We believe we are positioned to pursue high volume truck market opportunities with our new software and hardware products. Although we believe that our financing, partnering and product line will position us to pursue new markets, implementation of this plan entails the development and commercialization of new, leading-edge technology, which may encounter lack of customer acceptance, competition, problems in large-scale implementation, or other setbacks frequently encountered in commercialization of new products. Accordingly, there can be no assurance that this business plan will be successful.

We may issue additional stock without shareholder consent. We have authorized 25,000,000 shares of common stock, of which 6,977,381 shares were issued and outstanding as of December 15, 2003. The Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Additional shares may be issued in connection with future financing, acquisitions, employee stock plans, or otherwise. Any such issuance will dilute the percentage ownership of existing shareholders. We are also currently authorized to issue up to 5,000,000 shares of preferred stock, of which 1,612,903 shares were issued and outstanding as of December 15, 2003. The Board of Directors can issue additional preferred stock in one or more series and fix the terms of such stock without shareholder approval. Preferred stock may include the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. The issuance of preferred stock could adversely affect the rights of the holders of common stock and reduce the value of the common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party.

Our directors' liability is limited under Minnesota law and under certain agreements. Our Articles of Incorporation, as amended and restated, state that our directors are not liable for monetary damages for breach of fiduciary duty, except for a breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Minnesota law or for any transaction in which the director derived an improper personal benefit. In addition, our bylaws provide that we shall indemnify our officers and directors to the fullest extent permitted by Minnesota law for all expenses incurred in the settlement of any actions against them in connection with their service as officers or directors of the Company. In addition, we have entered into indemnification agreements with the Trident investors and its representatives who serve as directors on our Board which may supplement the indemnification provisions available to them under Minnesota law.

Anti-takeover provisions. Minnesota law provides Minnesota corporations with anti-takeover protections. These protective provisions could delay or prevent a change in control of our company by requiring shareholder approval of significant acquisitions of our voting stock. These provisions operate even when many shareholders may think a takeover would be in their best interests.

Item 2. Description of Property

On April 4, 1997, we leased 20,588 square feet of office and warehouse space at 151 East Cliff Road in Burnsville, Minnesota. We signed a seven year, non-cancelable operating lease for this space, with initial rental payments of $12,010 per month, plus a pro rata share of the building operating expenses commencing June 1, 1997. The base rent increased to $14,810 on February 1, 1999, in part due to occupancy of an additional 4,800 square feet of warehouse space adjacent to the originally occupied space. Base rent increased to $16,291 on June 1, 2002. In May, 2003 we extended this lease through November 2006. Effective with this extension, our leased space was reduced to the 20,588 square feet that we initially occupied, and our base rent was reduced to $12,541 per month. We believe our current space is adequate for our needs for the foreseeable future.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

Effective June 1, 1999 our common stock began trading under the symbol "XATA" on the NASDAQ SmallCap Market. Prior to June 1, 1999, our common stock traded on the NASDAQ National Market, also under the symbol "XATA".

The following table sets forth the quarterly high and low sales prices as reported by the NASDAQ SmallCap Market for fiscal years 2002 and 2003.

	Sale Price	
Fiscal Year 2002	Low	High
First Quarter	$ 3.000	$ 5.200
Second Quarter	3.900	5.200
Third Quarter	3.500	5.200
Fourth Quarter	3.250	4.500

	Sale Price	
Fiscal Year 2003	Low	High
First Quarter	$ 2.920	$ 4.110
Second Quarter	2.680	3.540
Third Quarter	3.010	4.250
Fourth Quarter	2.200	3.340

Our common stock is held by approximately 90 registered holders of record. Registered ownership includes nominees who may hold securities on behalf of multiple beneficial owners. We estimate the number of beneficial owners of our common stock to be approximately 1,500.

Dividend Policy

Except for dividends paid to the holders of Series A 8% Convertible Preferred Stock (from issuance in May 1999 until conversion in full in August 2000), we have never paid cash dividends on any of our securities. We have retained any earnings for use in our operations. Future dividend payments will be determined by our Board of Directors based upon our earnings, if any, our capital needs and other relevant factors.

On December 6, 2003, we issued 1,612,903 shares of Series B Preferred Stock which pays an annual cumulative dividend of 4% of the original issue price (payable in additional shares of Preferred Stock rather than cash, at the option of the holders). The Series B Preferred Stock provides that we cannot pay dividends to the holders of any other capital stock unless and until we have paid dividends accrued on the Series B Preferred Stock.

Recent Sale of Unregistered Securities

On December 6, 2003, we entered into a Common Stock Warrant and Series B Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") with the following entities associated with Trident Capital, Inc. (collectively "Trident"):

- Trident Capital Fund-V, L.P.

- Trident Capital Fund-V Affiliates Fund, L.P.
- Trident Capital Fund-V Affiliates Fund (Q), L.P.
- Trident Capital Fund-V Principals Fund, L.P.
- Trident Capital Fund-V, C.V.

Under the Stock Purchase Agreement, Trident purchased 1,612,903 shares of Series B Preferred Stock for $4,096,774, or $2.54 per share. Each share of the Preferred Stock is convertible into one share of our Common Stock. The price per share of Preferred Stock and the conversion price for the Common Stock is equal to the "market value" of the Common Stock (as defined in the rules of the Nasdaq Stock Market) on the date of execution of the definitive agreements. The Preferred Stock pays an annual cumulative dividend of 4% of the original issue price (payable in additional shares of Preferred Stock rather than cash, at the option of the holders) and has a non-participating preferred liquidation right equal to the original issue price, plus accrued unpaid dividends.

The Preferred Stock is redeemable at the option of Trident at 100% of the original purchase price plus accrued and unpaid dividends at any time after five years from the date of issuance, or at any time if there is a significant adverse judgment against us, we default on our debts or file for bankruptcy, or in the event of a change of control. We may redeem the Preferred Stock at our option after five years from the date of issuance if the market price of our Common Stock is greater than three times the conversion price on each of the sixty consecutive days prior to the redemption date.

Additionally, we issued Trident 5-year warrants to purchase 451,226 shares of its Common Stock at an exercise price of $3.17 per share. The aggregate purchase price of the warrants was $56,403. The warrants permit "cashless exercise."

Under the Stock Purchase Agreement, we must file a Registration Statement on Form S-3 no later than February 4, 2004 to register the resale, from time to time, of the Common Stock to be issued pursuant to conversion of the Preferred Stock and exercise of the warrants, and a reasonable estimate of any Common Stock to be issued as dividends on the Preferred Stock.

Cherry Tree Securities, LLC acted as placement agent in consideration of a $320,000 cash fee and 7-year warrants for purchase of an aggregate of 163,265 shares of common stock (130,612 shares at $2.54 per share and 32,653 shares at $3.17 per share). These warrants permit "cashless exercise" and provide the holders with piggyback registration rights.

On September 7, 2001, we issued a warrant for the purchase of 10,000 shares of common stock exercisable at $3.69 per share to Stephen A. Lawrence. This warrant was in consideration for his service as chairman of our board of directors.

In August 2000, we entered into a Stock Purchase Agreement with JDSTG and issued an aggregate of 630,000 shares of common stock at $3.805 per share. A second purchase of 1,314,060 shares at $3.805 per share took place in July 2001.

On December 10, 2003, three directors of the company exercised warrants for the purchase of an aggregate of 20,139 shares of Common Stock. These warrants were issued in December 1998 for service as directors.

All such securities have been issued in reliance upon the exemption from registration under Section 4(2) and/or Section 4(6) of the Securities Act of 1933. A Form D was filed with respect to the Trident investment.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion should be read in conjunction with the financial statements and the related notes included in this Report. This Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those in such forward-looking statements as a result of many factors, including those discussed in "Investment Considerations" and elsewhere in this Report.

Critical Accounting Policies

Accounting policies, methods and estimates are an integral part of our financial statements and are based upon management's current judgments. Certain accounting policies, methods and estimates are particularly important because of their significance to the financial statements. Note 1 of the Notes to Financial Statements includes a summary of the significant accounting policies and methods we use. The following is a discussion of what we believe to be the most critical of these policies and methods.

Revenue recognition. We derive our revenue from sales of hardware, software and related services, and from application service contracts. We recognize revenue for hardware and software revenue, in accordance with Statement of Position 97-2 and Securities and Exchange Commission Staff Accounting Bulletin 101, when (i) persuasive evidence of an arrangement exists (for example a signed agreement or purchase order), (ii) delivery has occurred, as evidenced by shipping documents and customer acceptance, (iii) the fee is fixed or determinable and payable within twelve months, and (iv) collectibility is probable and supported by credit checks or past payment history. Pursuant to certain contractual arrangements, we recognize revenue for completed systems held at our warehouse pending the receipt of delivery instructions from the customer. We defer recognition of revenue on products sold in conjunction with application service contracts, as discussed below.

Many of our customers purchase software maintenance agreements annually. Customers may also purchase extended warranty and service support contracts. Revenue from maintenance agreements, extended warranty and service support contracts are deferred and recognized ratably over the contract period. When invoiced in advance, fees for professional services are recognized as they are performed.

Application service revenue, which is composed of monthly fees, is recognized ratably over the minimum service contract period, which commences upon the activation of the mobile application module. When system products are sold in conjunction with an application service contract, we defer the product revenue and associated production costs, and recognize both ratably over the minimum service contract term (generally one to five years) rather than upon shipment of the product. Our application service revenue relates to sales of our XATANET fleet management system, a new product with which we have limited market experience. Once we gain additional experience with this product, it is possible that we may conclude it to be appropriate to recognize product revenue and associated product costs over a term that is longer than the minimum service contract term. Because we expect the proportion of sales treated under this policy, including sales of XATANET, to increase relative to sales of other products, we expect deferred revenue to increase over time. This will have the effect of delaying revenue recognition of XATANET system sales to future periods, and thus will lower the amount of revenue recognized in earlier periods.

Capitalized software development costs. We capitalize software development costs incurred after establishing technological feasibility. These costs are later amortized to cost of goods sold beginning when the product is first released for sale to the general public. Amortization is at the greater of the amount computed using the ratio of current gross revenues for the product to the total of current and anticipated future gross revenues or the straight-line method over the estimated economic life of the product. Capitalization of software development costs has the effect of reducing operating costs and increasing reported profitability in the period in which such costs occur. Amortization of these costs increases cost of goods sold in the periods over which such amortization takes place, thus decreasing reported profitability in those periods. We are currently amortizing previously capitalized software development costs, which increased our reported net loss in the current period.

We review our long-lived assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets with estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. If the sum of the expected future cash flows is less than the carrying value, we will recognize an impairment loss equal to the amount by which the carrying value exceeds the fair value of the long-lived assets.

Research and development costs. We charge expenditures for research and development activities to operations as incurred. If we expend funds on the development of software, including software development salaries, for projects or products that we deem to have achieved technological feasibility, such costs would be capitalized, which would have the effect of reducing research and development costs in the current period.

Results of Operations for the years ending September 30, 2003 and 2002

Net Sales. Our net sales decreased 13.9% to $11.35 million in fiscal 2003 compared to $13.18 million in fiscal 2002. Revenue from system sales fell to $9.67 million in 2003 from $11.75 million in 2002, a decrease of 17.7%. Service and other revenue increased slightly to $1.68 million in 2003 from $1.43 million in 2002. We attribute the decline in revenue in fiscal 2003 to the depressed demand for technology products resulting from difficult economic conditions. This primarily impacted us in the second quarter of fiscal 2003.

Cost of Goods Sold. Total cost of goods sold was $8.53 million, or 75% of net sales, in fiscal 2003 compared to $9.31 million, or 71% of net sales, in fiscal 2002. Cost of goods sold is impacted by product sales mix, order discounts and other variable and fixed expenses. Amortization of capitalized software development costs, a fixed, non-cash expense component of cost of goods sold, decreased to $1.42 million in 2003 from $1.86 million in 2002, as the capitalized development costs for certain products became fully amortized. Cost of goods sold also included a one-time, non-cash impairment charge of $49,000 to write off the net balance of capitalized software development costs related to a product line for which revenue is not expected to be realized in the foreseeable future.

Operating Expenses. Operating expenses include research and development expenses, as well as selling, general and administrative expenses. Total operating expenses were $6.54 million, or 58% of net sales, in fiscal 2003 compared to $7.39 million, or 56% of net sales, in fiscal 2002. The reduced operating expense was due to decreases in both research and development expenses as well as selling, general and administrative expenses.

Research and development expenses were $1.88 million in fiscal 2003 compared to $2.16 million in fiscal 2002. Software development costs are capitalized after the establishment of technological feasibility of new products and later amortized to cost of goods sold based on the anticipated useful life of the product. The useful life of each product is determined based upon its anticipated future net revenues. In fiscal 2003 and 2002, no software development costs were capitalized because the expenditures were on products that had not fully attained technological feasibility. We anticipate that total expenditures for research and development in fiscal 2004 will exceed the fiscal 2003 research and development expenditures.

Selling, general and administrative expenses were $4.67 million in fiscal 2003 compared to $5.23 million in fiscal 2002, a decrease of approximately $560,000. This decrease was primarily due to lower selling expenses and a reduction in overall salary expense. As a percentage of net sales, these expenses increased to 41% in fiscal 2003 from 40% in fiscal 2002 due to our decrease in net sales.

Non-operating Income (Expense). Interest income totaled $7,000 in fiscal 2003 compared to $37,000 for fiscal 2002. The decrease in interest income in the current year was due to a reduced cash balance and lower investment interest rates. Interest expense was $78,000 in fiscal 2003 compared to $69,000 in fiscal 2002. The higher interest expense in fiscal 2003 was the result of slightly higher bank credit line borrowings during the year.

Income Taxes. No income tax benefit or expense was recorded in fiscal 2003. Income tax expense of $600,000 was recorded in fiscal 2002 in connection with the increase of the valuation allowance of the deferred tax assets. Because we have had continued operating losses and do not have objectively verifiable positive evidence of future taxable income as prescribed by Financial Accounting Standards Board (FASB) Statement No. 109, we concluded that the increase in the allowance was appropriate. Realization of deferred tax assets is dependent on future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The amount of the net deferred tax asset considered realizable could be increased in the future if we return to profitability and actual future taxable income is higher than currently estimated. At September 30, 2003, we had federal net operating loss carryforwards of approximately $16.10 million. See Note 5 to the financial statements.

Net Loss. We incurred a net loss in fiscal 2003 of $3.78 million compared to a net loss of $4.15 million in fiscal 2002. The decrease in net loss was due to reduced research and development expenditures, lower selling, general and administrative expenses, and no additional valuation allowance on deferred tax assets, offset by decreased net sales and a higher percentage cost of sales.

Due to the planned high level of research and development expense, non-cash amortization expense and expenses associated with the launch of new products, we expect to report a net loss for fiscal 2004.

Liquidity and Capital Resources

Working capital at the end of fiscal 2003 totaled $768,000 compared to working capital of $2.94 million at the end of fiscal 2002. The $2.17 million decrease in working capital was due to the fiscal 2003 net loss, reduction in long-term debt and equipment purchases, partially offset by non-cash amortization and depreciation.

Net cash used in operating activities during fiscal 2003 was $950,000, resulting primarily from the $3.78 million net loss for the fiscal year, an increase in accounts receivable of $494,000 and increased prepaid expenses and deferred product costs of $317,000. These uses of cash were partially offset by amortization and depreciation expense totaling $1.67 million, a decrease in inventory of $251,000, an increase in accounts payables of $540,000, and a $1.16 million increase in accrued expenses and deferred revenue. We reduced our allowance for doubtful accounts in both fiscal 2003 and fiscal 2002 because of improved management of customer collections and decreased occurrence of bad debts. We anticipate that future growth of our business will result in increases in accounts receivable, accounts payable, inventories and deferred revenue.

Net cash used in investing activities of $97,000 in fiscal 2003 resulted from fixed asset expenditures primarily for tooling to be used for the production of our new XATA Application Module.

Net cash provided in financing activities of $596,000 during fiscal 2003 included net credit line advances of $792,000 and stock option exercises totaling $19,000, offset by $215,000 in principal repayment of long-term debt.

We believe financing recently provided by Trident Capital, our line of credit and vendor terms will be adequate to fund our operating needs for the foreseeable future. However, any significant new product development in the near term may require additional external funding. Moreover, it is possible that our cash needs may vary significantly from our predictions due to failure to generate anticipated cash flow or other reasons. No assurance can be given that our predictions regarding our cash needs will prove accurate, that we will not require additional financing, that we will be able to secure any required additional financing when needed or at all, or that such financing, if obtained, will be on terms favorable or acceptable to us. See also Note 10 in the Notes to Financial Statements.

Subsequent Events

On December 23, 2003, we renewed our $2 million line of credit with a commercial lender. The line of credit is subject to borrowing eligibility based on eligible accounts receivable and is collateralized by substantially all the assets of the Company. Under the agreement, all amounts owed under the line of credit must be repaid to the lender not later than the December 23, 2004 final due date. However, such final due date may be automatically extended for successive 30 day periods unless the agreement is otherwise terminated by us or the lender. See Note 10 in Notes to Financial Statements.

On December 6, 2003, we entered into a Common Stock Warrant and Series B Preferred Stock Purchase Agreement with various entities associated with Trident Capital, Inc. See Note 10 in Notes to Financial Statements.

Recently Issued Accounting Pronouncements

Accounting for Certain Financial Instruments

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The changes in this statement will result in a more complete depiction of an entity's liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. Reliability of accounting information will be improved by providing a portrayal of an entity's capital structure that is unbiased, verifiable, and more representationally faithful than information reported prior to issuance of this statement. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not believe the adoption of this statement will have any immediate material impact on the Company.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and*

Hedging Activities. This statement amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* to clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly, resulting in more consistent reporting of contracts as either derivatives or hybrid instruments. This statement is effective for contracts entered into or modified after June 30, 2003. Because the Company does not currently utilize derivative instruments or engage in hedging activities, management does not believe the adoption of this statement will have any immediate material impact on the Company.

<u>Consolidation of Variable Interest Entities</u>
In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), *Consolidation of Variable Interest Entities.* This Interpretation states that variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of the expected returns, or both. FIN 46 is effective for the Company beginning October 1, 2004. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

<u>Guarantor's Accounting</u>
In November 2002, the FASB issued FASB Interpretation 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This Interpretation states that a guarantor is required to measure and recognize the fair value of the guarantee at inception. It must also provide new disclosures regarding the nature of any guarantees and certain other items, including product warranties. The disclosure requirements are effective for the Company for the year ending September 30, 2003. The initial recognition and measurement provisions are effective prospectively, that is, for guarantees issued or modified on or after January 1, 2003. Management does not believe the adoption of this pronouncement will have a material effect on the Company. The Company has disclosed the required information in the "Product Warranties" section of Note 1 in Notes to Financial Statements.

Item 7. Financial Statements

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
XATA Corporation

We have audited the accompanying balance sheets of XATA Corporation (the Company) as of September 30, 2003 and 2002 and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XATA Corporation as of September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
November 1, 2003 (except for Note 10 as to
which the date is December 23, 2003)

XATA CORPORATION
BALANCE SHEETS
September 30, 2003 and 2002

ASSETS	2003	2002
Current Assets		
Cash and cash equivalents	$ 607,754	$ 1,058,119
Accounts receivable, less allowances for doubtful accounts of $102,000 and $122,000	3,758,938	3,244,576
Inventories	943,153	1,193,871
Deferred product costs	305,411	-
Prepaid expenses	123,023	111,468
Total current assets	5,738,279	5,608,034
Equipment and Leasehold Improvements, at cost		
Engineering and manufacturing equipment	341,038	258,289
Office furniture and equipment	979,313	968,568
Leasehold improvements	24,948	24,948
	1,345,299	1,251,805
Less: accumulated depreciation and amortization	(925,873)	(682,769)
Total equipment and leasehold improvements	419,426	569,036
Other Assets		
Capitalized software development costs, less accumulated amortization of $5,950,426 and $4,478,001	1,319,190	2,791,615
Total assets	$ 7,476,895	$ 8,968,685

See Notes to Financial Statements

LIABILITIES AND SHAREHOLDERS' EQUITY		2003		2002
Current Liabilities				
Bank line of credit	$	**792,184**	$	-
Current maturities of long-term debt		**175,893**		269,331
Accounts payable		**1,462,175**		922,625
Accrued expenses		**1,014,967**		567,375
Deferred revenue		**1,524,910**		910,328
Total current liabilities		**4,970,129**		2,669,659
Long-Term Debt, net of current maturities		**251,296**		373,176
Deferred Revenue, non-current		**221,424**		127,142
Total liabilities		**5,442,849**		3,169,977
Commitments		**-**		-
Shareholders' Equity				
Common stock, par value $0.01 per share; 25,000,000 and 12,000,000 shares authorized; 6,938,575 and 6,928,825 shares issued		**69,386**		69,288
Additional paid-in capital		**17,767,539**		17,748,440
Accumulated deficit		**(15,802,879)**		(12,019,020)
Total shareholders' equity		**2,034,046**		5,798,708
Total liabilities and shareholders' equity	$	**7,476,895**	$	8,968,685

XATA CORPORATION
STATEMENTS OF OPERATIONS
Years Ended September 30, 2003 and 2002

	2003	2002
Net sales	$ 11,350,492	$ 13,181,447
Cost of goods sold	8,531,760	9,308,557
Gross profit	2,818,732	3,872,890
Operating expenses		
Selling, general and administrative	4,665,262	5,230,658
Research and development	1,877,914	2,155,450
	6,543,176	7,386,108
Operating loss	(3,724,444)	(3,513,218)
Non-operating income (expense)		
Interest income	6,697	37,343
Interest expense	(78,314)	(69,397)
Other	12,202	(2,476)
	(59,415)	(34,530)
Net loss before income taxes	(3,783,859)	(3,547,748)
Income taxes	-	600,000
Net loss	$ (3,783,859)	$ (4,147,748)
Net loss per common share		
Basic & Diluted	$ (0.55)	$ (0.60)
Weighted average common and common share equivalents		
Basic & Diluted	6,934,416	6,912,788

See Notes to Financial Statements

'ATA CORPORATION

TATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
'ears Ended September 30, 2003 and 2002

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
alance, September 30, 2001	6,893,351	$ 68,933	$ 17,657,710	$ (7,871,272)	$ 9,855,371
Common stock issued on exercise of options	35,474	355	90,730	-	91,085
Net loss	-	-	-	(4,147,748)	(4,147,748)
alance, September 30, 2002	6,928,825	69,288	17,748,440	(12,019,020)	5,798,708
Common stock issued on exercise of options	9,750	98	19,099	-	19,197
Net loss	-	-	-	(3,783,859)	(3,783,859)
alance, September 30, 2003	**6,938,575**	**$ 69,386**	**$ 17,767,539**	**$ (15,802,879)**	**$ 2,034,046**

:e Notes to Financial Statements.

XATA CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended September 30, 2003 and 2002

	2003	2002
Cash used in Operating Activities		
Net loss	**(3,783,859)**	(4,147,748)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization of equipment and leasehold improvements	**246,151**	211,953
Amortization of capitalized software development costs	**1,423,831**	1,855,928
Deferred income taxes	**-**	600,000
Reversal of allowance for doubtful accounts	**(20,000)**	(123,000)
Write-off of software product	**48,594**	126,643
Changes in assets and liabilities:		
Accounts receivable	**(494,362)**	809,005
Inventories	**250,718**	194,628
Accounts payable	**539,550**	(598,353)
Accrued expenses and deferred revenue	**1,156,456**	583,723
Prepaid expenses and deferred product costs	**(316,966)**	79,326
Net cash used in operating activities	**(949,887)**	(407,895)
Cash used in Investing Activities		
Purchase of equipment	**(96,541)**	(415,084)
Net cash used in investing activities	**(96,541)**	(415,084)
Cash provided by (used in) Financing Activities		
Net borrowings on bank line of credit	**792,184**	-
Payments on long-term debt	**(215,318)**	(241,419)
Proceeds from options and warrants exercised	**19,197**	91,085
Net cash provided by (used in) financing activities	**596,063**	(150,334)
Decrease in cash and cash equivalents	**(450,365)**	(973,313)
Cash and Cash Equivalents		
Beginning of year	**1,058,119**	2,031,432
End of year	**607,754**	1,058,119
Supplemental Disclosures of Cash Flow Information		
Cash payments for interest	**$ 78,314**	$ 69,397

See Notes to Financial Statements

XATA CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: XATA Corporation ("XATA" or the "Company") develops, markets and services fully integrated, mobile information systems for the fleet trucking segment of the transportation industry in the United States of America and Canada. XATA systems utilize proprietary software, onboard touch-screen computers, and related hardware components and accessories to capture, analyze, and communicate operating information that assists fleet management in improving productivity and profitability.

The majority of the Company's sales are on a credit basis to customers located throughout the United States of America.

A summary of the Company's significant accounting policies follows:

Revenue recognition: The Company derives its revenue from sales of hardware, software and related services, and from application service contracts. The Company recognizes revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, and Securities and Exchange Commission Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements.

Hardware and software revenue is recognized under SOP 97-2 and SAB 101 when (i) persuasive evidence of an arrangement exists (for example a signed agreement or purchase order), (ii) delivery has occurred, as evidenced by shipping documents and customer acceptance, (iii) the fee is fixed or determinable and payable within twelve months, and (iv) collectibility is probable and supported by credit checks or past payment history. Pursuant to certain contractual arrangements, revenues are recognized for completed systems held at the Company's warehouse pending the receipt of delivery instructions from the customer. As of September 30, 2003, the Company had approximately $42,000 of systems on hand that had been billed to those customers awaiting specific delivery instructions.

Many of the Company's customers purchase software maintenance agreements annually. Customers may also purchase extended warranty and service support contracts. Revenue from maintenance agreements, extended warranty and service support contracts are deferred and recognized ratably over the contract period. When billed in advance, fees for professional services are recognized as they are performed.

With regard to software arrangements involving multiple elements, the Company allocates revenue to each element based on the relative fair value of each element. The Company's determination of fair value of each element in multiple-element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately. The Company has analyzed all of the elements included in its multiple-element arrangements and has determined that it has sufficient VSOE to allocate revenue to post-contract customer support (PCS) components of its license arrangements. VSOE for PCS is determined based upon the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, revenue from perpetual licenses is recognized upon delivery, and revenue from PCS is recognized ratably over the applicable term, typically one year.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Application service revenue, which is composed of monthly fees, is recognized ratably over the minimum service contract period, which commences upon the activation of the mobile application module. When system products are sold in conjunction with an application service contract, the Company defers the product revenue and associated production costs (deferred product costs) at shipment and recognizes both ratably over the minimum service contract, which is generally a one to five year period.

The Company accounts for the resale of certain satellite and other wireless communication services in conjunction with its products based on the gross amount billed to customers.

Cash and cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit and money market accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

Fair value of financial instruments: The financial statements include the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable and notes payable. At September 30, 2003 and 2002, no separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts.

Accounts Receivable: The Company grants credit to customers in the normal course of business. The majority of the Company's accounts receivables are due from companies with fleet trucking operations in a variety of industries. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are typically due from customers within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowances by considering a number of factors, including the length of time trade receivables are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Changes in the Company's allowance for doubtful accounts are as follows:

	2003	2002
Beginning balance	$ 122,000	$ 245,000
Bad debt expense	35,199	65,853
Accounts write-off	(55,199)	(188,853)
Ending balance	$ 102,000	$ 122,000

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Inventories: Inventories are stated at the lower of cost or market. Cost is determined on the standard cost method, which approximates the first-in, first-out method.

Capitalized software development costs: Software development costs incurred after establishing technological feasibility are capitalized. These costs are amortized to cost of goods sold beginning when the product is first released for sale to the general public. Amortization is at the greater of the amount computed using the ratio of current gross revenues for the product to the total of current and anticipated future gross revenues or the straight-line method over the estimated economic life of the product (two to five years). The Company reviews its long-lived assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets with estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. In fiscal 2003 and 2002, the Company recorded an impairment loss of $49,000 and $127,000, included in cost of goods sold, to write off the net balance of capitalized software development costs related to a product line for which revenue is not expected to be realized in the foreseeable future.

Research and development costs: Expenditures for research and development activities performed by the Company are charged to operations as incurred.

Depreciation and amortization: Depreciation and amortization for financial reporting purposes are computed using the straight-line method based on the estimated useful lives of individual assets. Depreciation and amortization for income tax reporting purposes are computed using accelerated methods. Depreciable lives are as follows:

	Years
Engineering and manufacturing equipment	3-7
Office furniture and equipment	3-7
Leasehold improvements	3-15

Product warranties: The Company sells its hardware products with a limited warranty, with an option to purchase extended warranties. The Company provides for estimated warranty costs at the time of sale and for other costs associated with specific items at the time their existence and amount are determinable. Factors affecting the Company's product warranty liability include the number of units sold, historical and anticipated rates of claims and cost per claim. The Company periodically assesses the adequacy of its product warranty liability based on changes in these factors.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

In fiscal 2003, the Company incurred warranty claims in connection with the initial deployment of its XATANET 2.0 fleet management system. Warranty claims in fiscal 2002 primarily related to the failure of third party mobile hardware product no longer offered by the Company. The changes in the Company's product warranty liability are as follows:

	2003	2002
Liability, beginning of year	$ 15,000	$ 15,000
Expense for new warranties issued	315,000	119,000
Warranty claims	(260,000)	(119,000)
Liability, end of year	$ 70,000	$ 15,000

Income taxes: Deferred income taxes are provided on the liability method whereby deferred tax assets and deferred tax liabilities are recognized for the effects of taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

401(k) plan: The Company has a 401(k) plan covering substantially all employees and is operated on a calendar year basis. Effective January 1, 2002 the Company implemented an employer matching contribution equal to 25% of an employee's contribution for employee deferrals of up to 6% of their compensation. Matching contributions for the fiscal year ending September 30, 2003 and 2002 totaled $52,000 and $45,400. Prior to January 1, 2002, the Company made annual contributions to the plan at the discretion of the Board of Directors.

Net loss per share: Basic and diluted net loss per common share is computed by dividing the net loss by the weighted average common shares outstanding for the year.

At September 30, 2003 and 2002, the Company had options and warrants outstanding to purchase a total of 875,593 and 916,589 shares of common stock, at a weighted-average exercise price of $3.49 and $3.58. Because the Company incurred a net loss in both fiscal 2003 and 2002, the inclusion of potential common shares in the calculation of diluted net loss per common share would have an antidilutive effect. Therefore, basic and diluted net loss per common share amounts are the same in fiscal 2003 and 2002.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Stock-based compensation: The Company has a stock-based employee compensation plan, which is described more fully in Note 7. The Company applied Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for its plan. Under this method, compensation expense is recognized for the amount by which the market price of the common stock on the date of grant exceeds the exercise price of an option. No compensation costs related to stock option grants have been recognized in the consolidated Statements of Operations (see Note 7). The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement 123, *Accounting for Stock-Based Compensation*, using the assumptions described in Note 7, to its stock-based employee plan.

	2003	2002
Net loss, as reported	$ (3,783,859)	$ (4,147,748)
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax benefits	(481,000)	(419,000)
Pro forma net loss	$ (4,264,859)	$ (4,566,748)
Basic and diluted net loss per common share		
As reported	$ (0.55)	$ (0.60)
Pro forma	(0.62)	(0.66)

Estimates: Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recently issued accounting pronouncements:

Accounting for Certain Financial Instruments
In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The changes in this statement will result in a more complete depiction of an entity's liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. Reliability of accounting information will be improved by providing a portrayal of an entity's capital structure that is unbiased, verifiable, and more representationally faithful than information reported prior to issuance of this statement. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not believe the adoption of this statement will have any immediate material impact on the Company.

Derivative Instruments and Hedging Activities
In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This statement amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, to clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly, resulting in more consistent reporting of contracts as either derivatives or hybrid instruments. This statement is effective for contracts entered into or modified after June 30, 2003. Because the Company does not currently utilize derivative instruments or engage in hedging activities, management does not believe the adoption of this statement will have any immediate material impact on the Company

Consolidation of Variable Interest Entities
In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), *Consolidation of Variable Interest Entities.* This Interpretation states that variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of the expected returns, or both. FIN 46 is effective for the Company beginning October 1, 2004. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Guarantor's Accounting
In November 2002, the FASB issued FASB Interpretation 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This Interpretation states that a guarantor is required to measure and recognize the fair value of the guarantee at inception. It must also provide new disclosures regarding the nature of any guarantees and certain other items, including product warranties. The disclosure requirements are effective for the Company for the year ending September 30, 2003. The initial recognition and measurement provisions are effective prospectively, that is, for guarantees issued or modified on or after January 1, 2003. Management does not believe the adoption of this pronouncement will have a material effect on the Company. The Company has disclosed the required information in the "Product Warranties" section of this Note 1.

Note 2. Inventories

Inventories consist of the following:

	September 30	
	2003	2002
Raw materials and subassemblies	$ 454,146	$ 586,031
Finished goods	489,007	607,840
Total inventories	$ 943,153	$ 1,193,871

Note 3. Bank Line of Credit

On December 23, 2002, the Company established a $2,000,000 credit line agreement with a financial institution. Advances under the line of credit accrue interest at prime rate plus 2.90%. The line is subject to borrowing base requirements and is collateralized by substantially all the assets of the Company. On December 23, 2003, the Company renewed this line of credit for an additional twelve months (see Note 10).

Note 4. Long-Term Debt

Long-term debt consists of the following:

	September 30	
	2003	2002
Note payable, due in monthly installments of $20,014 including interest at prime plus 2% (6.00% and 6.75% at September 30, 2003 and 2002) through October 2005, collateralized by all inventories, equipment and intellectual propety rights to XATANET software	$ 415,968	$ 571,462
Other	11,221	71,045
	427,189	642,507
Less current maturities	175,893	269,331
	$ 251,296	$ 373,176

The schedule of principal repayments of long-term debt is as follows for the fiscal years ending September 30:

2004	$ 175,893
2005	231,397
2006	19,899
	$ 427,189

Note 5. Income Taxes

The Company's deferred tax assets and liabilities are as follows:

	September 30	
	2003	2002
Inventory and warranty reserve	$ 121,000	$ 120,000
Accrued expenses and deferred revenue	151,000	94,000
Accounts receivable and sales reserve	119,000	60,000
Research and development credits	817,000	663,000
Net operating loss carryforwards	5,933,000	5,213,000
Gross deferred tax assets	7,141,000	6,150,000
Valuation allowance on deferred tax assets	(6,604,000)	(5,065,000)
Net deferred tax assets	537,000	1,085,000
Software development costs	(488,000)	(1,033,000)
Depreciation	(49,000)	(52,000)
Gross deferred tax liabilities	(537,000)	(1,085,000)
Net deferred tax asset	$ -	$ -

The Company periodically reviews the valuation allowance it has established on its deferred tax assets. Income tax expense of $600,000 was recorded in fiscal 2002 in connection with the increase of the valuation allowance of the deferred tax assets. Because the Company has experienced continued operating losses and does not have objectively verifiable positive evidence of future taxable income as prescribed by Financial Accounting Standards Board (FASB) Statement No. 109, it concluded that the increase of the allowance was appropriate. Realization of deferred tax assets is dependent upon sufficient future taxable income during periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The amount of the net deferred tax asset considered realizable could be increased in the future if the Company returns to profitability and actual future taxable income is higher than currently estimated.

The Company's income tax expense (benefit) differed from the statutory federal rate as follows:

	September 30	
	2003	2002
Statutory federal rate applied to loss before income taxes	$ (1,287,000)	$ (1,206,000)
State income tax benefit	(114,000)	(106,000)
Permanent differences	14,000	16,000
Change in valuation allowance	1,539,000	2,209,000
Change in tax rate used on net deferred tax assets	-	(133,000)
Research and development credit	(154,000)	(157,000)
Other	2,000	(23,000)
	$ -	$ 600,000
Current	$ -	$ -
Deferred	-	600,000
	$ -	$ 600,000

At September 30, 2003, the Company had federal net operating loss carryforwards of approximately $16.1 million, which will begin to expire in 2009.

At September 30, 2003, the Company had research and development credit carryforwards of approximately $817,000, which will begin to expire in 2009.

Note 6. Commitments

Leases

The Company leases its office, warehouse, and certain office equipment under noncancelable operating leases. The facility lease requires that the Company pay a portion of the real estate taxes, maintenance, utilities and insurance.

Approximate future minimum rental commitments, excluding common area costs under these non-cancelable operating leases, are:

Years ending September 30:	
2004	180,000
2005	180,000
2006	180,000
2007	54,000
2008	2,000
	$ 596,000

Rental expense, including common area costs and net of rental income, was approximately $252,000 and $299,000 for the fiscal years ended September 30, 2003 and 2002.

Reseller Commitment

On October 11, 2002, the Company entered into a U.S. Value Added Reseller Agreement with ORBCOMM LLC. Pursuant to this agreement, the Company is authorized to resell certain satellite communication services in conjunction with its products. In exchange for favorable pricing, the Company has committed to certain volume minimums. On March 27, 2003, the Company and ORBCOMM amended this agreement by revising certain commitment dates. Approximate future minimum purchases in excess of units already activated under customer agreements are as follows:

Years ending September 30:	
2004	$ 470,000
2005	2,140,000
2006	785,000
	$ 3,395,000

Note 7. Capital Stock

The Company is authorized to issue up to 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Board of Directors can issue preferred stock in one or more series and fix the terms of such stock without shareholder approval. Preferred stock may include the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

On August 31, 2000, John Deere Special Technologies Group, Inc. ("JDSTG") purchased 630,000 shares of Common Stock from the Company and 200,000 shares of common stock from an entity owned in part by a Director of the Company ("XIP"), each at $3.805 per share. On July 5, 2001, JDSTG purchased an additional 1,314,060 shares of Common Stock from the Company at $3.805 per share. In connection with the Agreement, the Company is subject to certain restrictions, including the payment of dividends on its common stock (except for stock dividends) and the redemption of its capital stock.

On December 6, 2003, the Company entered into a Common Stock Warrant and Series B Preferred Stock Purchase Agreement with entities associated with Trident Capital, Inc. (see Note 10).

Stock option plans: In February 2002 the Company adopted the 2002 Long Term Incentive and Stock Option Plan (the 2002 Plan), to replace its 2001 Interim Incentive and Stock Option Plan (the Interim Plan) which expired, in accordance with its terms, on December 31, 2002. Expiration of the Interim Plan did not affect the options previously issued and outstanding under that plan; however, no additional options or awards may be granted under the Interim Plan after the date of expiration.

The 2002 Plan permits the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified options that do not meet the requirements of Section 422. Stock appreciation rights and restricted stock awards may also be granted under the 2002 Plan. A total of 400,000 shares of the Company's common stock have been reserved for issuance pursuant to options granted or shares awarded under the 2002 Plan. Generally, the options that are granted under the 2002 Plan are exercisable for a period of five years from the date of grant and vest over a period of up to three years from the date of grant.

The following tables summarize information relating to outstanding stock options as of September 30, 2003 and 2002:

	2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year	863,111	$3.64	619,834	$3.47
Options granted	251,932	3.75	318,167	3.99
Options exercised	(9,750)	1.97	(35,474)	2.45
Options canceled	(277,178)	4.13	(39,416)	4.82
Options outstanding at end of year	828,115	$3.56	863,111	$3.64

	Options Outstanding			Options Exercisable	
Range of exercise price	Number Outstanding at September 30, 2003	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at September 30, 2003	Weighted Average Exercise Price
$1.16 - $1.72	32,751	0.27	$1.51	32,751	$1.51
$1.75 - $2.38	25,509	0.38	2.10	25,092	2.10
$2.66 - $3.99	541,665	2.66	3.41	317,001	3.27
$4.00 - $5.88	228,190	3.12	4.40	109,416	4.53
	828,115	2.62	$3.56	484,260	$3.38

The fair value of each option is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2003 and 2002: dividend rate of zero for both years; price volatility of 46% for 2003 and 38% for 2002; risk-free interest rate of 2.75% for 2003 and 2.6% for 2002; and expected life of five years for 2003 and 2002. The weighted-average fair value per option of options granted in 2003 and 2002 was $1.57 and $1.51.

Common stock warrants: The Company has, on occasion, issued warrants for the purchase of common stock to directors, consultants and placement agents. Compensation expense associated with the warrants has not been material. At September 30, 2003, warrants were outstanding to purchase a total of 47,478 shares of common stock at a weighted-average exercise price of $2.19 per share, with a weighted-average remaining life of approximately .95 years.

Note 8. Major Customers

The Company operates in a single reporting segment. Net sales include sales to major customers as follows:

	Year Ended September 30	
	2003	2002
Revenue percentage:		
The Kroger Company	17%	*
McLane Company	*	26%
Ending receivable balance:		
The Kroger Company	$ 437,000	$ *
McLane Company	*	24,000

* Net sales were less than 10 percent of total net sales.

The Company sells large orders to individual fleets and may be dependent upon a few major customers each year whose volume of purchases is significantly greater than that of other customers. Although the Company has experienced growth in its customer base, it is still dependent on continued purchases by present customers who continue to equip and upgrade their fleets. Loss of any significant current customers or an inability to further expand its customer base would adversely affect the Company.

Note 9. Related Party Transactions

The Company purchases a significant portion of the hardware components for its products from Phoenix International Corporation (Phoenix), a wholly-owned subsidiary of Deere & Company. John Deere Special Technologies Group, Inc., our largest shareholder, is also a subsidiary of Deere & Company. Payments by the Company to Phoenix totaled $1,541,000 during the Company's fiscal year ended September 30, 2003 and $713,000 during the fiscal year ended September 30, 2002. All transactions between Phoenix and the Company have been and will be on terms negotiated at "arms length."

Note 10. Subsequent Events

On December 6, 2003, the Company entered into a Common Stock Warrant and Series B Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") with the following entities associated with Trident Capital, Inc. (collectively "Trident"):

- Trident Capital Fund-V, L.P.
- Trident Capital Fund-V Affiliates Fund, L.P.
- Trident Capital Fund-V Affiliates Fund (Q), L.P.
- Trident Capital Fund-V Principals Fund, L.P.
- Trident Capital Fund-V, C.V.

Under the Stock Purchase Agreement, Trident purchased 1,612,903 shares of Series B Preferred Stock for $4,096,774, or $2.54 per share. Each share of the Preferred Stock is convertible into one share of the

Company's Common Stock. The price per share of Preferred Stock and the conversion price for the Common Stock is equal to the "market value" of the Common Stock (as defined in the rules of the Nasdaq Stock Market) on the date of execution of the definitive agreements. The Preferred Stock pays an annual cumulative dividend of 4% of the original issue price (payable in additional shares of Preferred Stock rather than cash, at the option of the holders) and has a non-participating preferred liquidation right equal to the original issue price, plus accrued unpaid dividends.

The Preferred Stock is redeemable at the option of Trident at 100% of the original purchase price plus accrued and unpaid dividends at any time after five years from the date of issuance, or at any time if there is a significant adverse judgment against the Company, the Company defaults on its debts or files for bankruptcy, or in the event of a change of control. The Company may redeem the Preferred Stock at its option after five years from the date of issuance if the market price of its Common Stock is greater than three times the conversion price on each of the sixty consecutive days prior to the redemption date.

Additionally, the Company issued Trident 5-year warrants to purchase 451,226 shares of its Common Stock at an exercise price of $3.17 per share. The aggregate purchase price of the warrants was $56,403. The warrants permit "cashless exercise."

Under the Stock Purchase Agreement, the Company must file a Registration Statement on Form S-3 no later than February 4, 2004 to register the resale, from time to time, of the Common Stock to be issued pursuant to conversion of the Preferred Stock and exercise of the warrants, and a reasonable estimate of any Common Stock to be issued as dividends on the Preferred Stock.

The placement agent for the Trident investment received as consideration a $320,000 cash fee and 7-year warrants for purchase of an aggregate of 163,265 shares of Common Stock (130,612 shares at $2.54 per share and 32,653 shares at $3.17 per share). These warrants permit "cashless exercise" and provide the holders with piggyback registration rights.

On December 23, 2003 the Company renewed its line of credit with the same financial institution and under terms comparable to the original credit line agreement. The new agreement expires on December 23, 2004 and may be automatically renewed for successive thirty day periods unless otherwise terminated by either the Company or the lender.

[This Page Intentionally Left Blank]

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act

Certain information about our executive officers called for by this Item is contained in Part II of this Report, and other information is incorporated by reference to our definitive proxy statement which will be filed within 120 days after the end of our fiscal year pursuant to Regulation 14A (the "Proxy Statement").

We have adopted a Code of Ethics applicable to our principal executive, financial and accounting officers. The Code is filed as Exhibit 14 to this Report and will be provided without charge, upon request, to any person.

Item 10. Executive Compensation

Information called for by this Item is incorporated by reference to our definitive proxy statement which will be filed within 120 days after the end of our fiscal year pursuant to Regulation 14A.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information called for by this Item is incorporated by reference to our definitive proxy statement which will be filed within 120 days after the end of our fiscal year pursuant to Regulation 14A.

Item 12. Certain Relationships and Related Transactions

Information called for by this Item is incorporated by reference to our definitive proxy statement which will be filed within 120 days after the end of our fiscal year pursuant to Regulation 14A.

Item 13. Exhibits and Reports on Form 8-K

Reports on Form 8-K

1. Report on Form 8-K dated July 24, 2003 concerning the press release for financial results for the three month period ending June 30, 2003.

Exhibits

Exhibit No.	Description of Exhibits
3.1	Restated Articles of Incorporation, as amended (1)
3.2	Bylaws (1)
3.3	Amended and Restated Bylaws, effective February 26, 2002 (12)
4.1	Form of certificate representing the Common Stock (1)
4.2	Certificate of Designation of Preferences of Series B Preferred Stock (17)
4.3	Form of Trident Warrants (17)
4.4	Form of Cherry Tree Warrants (17)

9.0	Voting Agreement [17]
10.1	Lease (for Office and Manufacturing Facilities), dated September 11, 1986, Letter Agreement and Amendment No. 1 to lease dated July 10, 1992, and Amendment No. 2 to Lease [1]
10.2	Agreements with Dennis R. Johnson regarding employment [1]
10.3	Agreements with William P. Flies regarding employment [1]
10.4	1991 Long-Term Incentive and Stock Option Plan, as amended by the Board of Directors in May 1997 subject to ratification by the shareholders
10.5	Purchase Agreement with Ryder Dedicated Logistics, Inc. dated December 31, 1994, with supplemental agreement dated September 1, 1995 [2]
10.7	Lease dated December 26, 1996 with Hoyt Properties, Inc. for new corporate headquarters [3]
10.8	Letter of Agreement with William Callahan regarding compensation [4]
10.9	Credit Agreement with Norwest Business Credit, Inc., dated October 23, 1998 and Amendments dated November 30, 1998 and January 8, 1999 [5]
10.10	Master Security Agreement and Promissory Note with GE Capital Corporation Commercial Asset Funding, dated August 6, 1998 [5]
10.11	Separation Agreement with Dennis R. Johnson [6]
10.12	Separation Agreement with William Callahan [6]
10.13	Amendment to Credit Agreement with Norwest Bank dated December 1, 1999 [6]
10.14	Sublease Agreement with Kavoras, Inc. dated September 1, 1999 [6]
10.15	Stock Purchase Agreement with JDSTG, dated August 30, 2000 [7]
10.16	Registration Rights Agreement with JDSTG dated August 30, 2000 [7]
10.17	Amendment No. 1, dated October 31, 2000, to Stock Purchase Agreement with JDSTG [9]
10.18	Side Agreement with JDSTG dated December 28, 2000 [8]
10.19	Employment Agreement dated October 1, 2000 with William P. Flies, Chief Executive Officer [10]
10.20	Employment Agreement dated January 15, 2001 with John G. Lewis, Chief Financial Officer [10]
10.21	Employment Agreement dated October 1, 2000 with Thomas N. Flies, Senior Vice President of Product Development [10]
10.22	Employment Agreement dated October 1, 2000 with Joel G. Jorgenson, Senior Vice President of Sales [10]
10.23	Employment Agreement dated February 5, 2001 with J. Perry McGahan, Vice President of Software Engineering [11]
10.24	Employment Agreement dated February 20, 2002 with Craig S. Fawcett, Chief Executive Officer [12]
10.25	Financing Agreement and Revolving Note with Itasca Business Credit, Inc. dated December 23, 2002 [13]
10.26	Form of Warrant issued to directors as equity compensation [13], [14]
10.27	Employment Agreement dated October 1, 2002 with William P. Flies, Chief Technical Officer [15]
10.28	First Lease Amendment dated May 5, 2003 which amends Lease dated December 27, 1996 with Hoyt Properties for Burnsville, Minnesota corporate headquarters [15]
10.29	Separation Agreement and Release dated June 11, 2003 with William P. Flies, Chief Technical Officer [16]
10.30	Trident Investor Indemnification Agreement [17]
10.31	Trident Director Indemnification Agreement [17]
10.32	Common Stock Warrant and Series B Preferred Stock Purchase Agreement [17]
10.33	First Amendment to Financing Agreement and Restated Revolving Note with

	Itasca Business Credit, Inc. *
14	Code Of Ethics For Principal Executive Officer And Senior Financial Officers *
23	Consent of Grant Thornton LLP, independent certified public accountants *
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
32.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
32.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
99.1	Fiscal Year 2003 Definitive Proxy Materials (portions of which are incorporated herein by reference) (18)

---

* Filed herewith

(1) Incorporated by reference to exhibit filed as a part of Registration Statement on Form S-2 (Commission File No. 33-98932).

(2) Incorporated by reference to exhibit filed as a part of Report on Form 10-QSB for the fiscal quarter ended March 31, 1995. Certain segments have been granted confidential treatment.

(3) Incorporated by reference to exhibit filed as a part of Report on Form 10-QSB for the fiscal quarter ended March 31, 1997.

(4) Incorporated by reference to exhibit filed as a part of Report on Form 10-KSB for fiscal year ended September 30, 1997.

(5) Incorporated by reference to exhibit filed as a part of Report on Form 10-KSB for fiscal year ended September 30, 1998.

(6) Incorporated by reference to exhibit filed as a part of Report on Form 10-KSB for fiscal year ended September 30, 1999.

(7) Incorporated by reference to exhibit filed as a part of Report on Form 8-K on September 7, 2000.

(8) Incorporated by reference to exhibit filed as a part of Report on Form 10-KSB for the fiscal year ended September 30, 2000.

(9) Incorporated by reference to exhibit filed as a part of Report on Form 8-K on November 2, 2000.

(10) Incorporated by reference to exhibit filed as part of Report on Form 10-QSB for the fiscal quarter ended December 31, 2000.

(11) Incorporated by reference to exhibit filed as part of Report on Form 10-QSB for the fiscal quarter ended March 31, 2001.

(12) Incorporated by reference to exhibit filed as part of Report on Form 10-QSB for the fiscal quarter ended March 31, 2002.

(13) Incorporated by reference to exhibit filed as part of Report on Form 10-KSB for the fiscal year ended September 30, 2002.

(14) Warrants substantially identical to the warrant filed as Exhibit 10.26 have been issued as follows:

Holder	Date of Issuance	Exercise Price	Number of Shares
Roger Kleppe	2/17/99	1.80	2,777
Carl Fredericks	2/17/99	1.80	2,777
Stephen Lawrence	2/17/99	1.80	2,777
Richard Bogen	5/14/00	4.50	5,000
Stephen Lawrence	9/17/01	3.69	10,000

(15) Incorporated by reference to exhibit filed as part of Report on Form 10-QSB for the fiscal quarter ended March 31, 2003.

(16) Incorporated by reference to exhibit filed as part of Report on Form 10-QSB for the fiscal quarter ended June 30, 2003.

(17) Incorporated by reference to exhibit filed as part of Report on Form 8-K on December 9, 2003.

(18) To be filed in definitive form not later than January 28, 2003.

Item 14. Controls and Procedures

Evaluation of disclosure controls and procedures. The Company's chief executive officer and chief financial officer (collectively, the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company. Such officers have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) are sufficiently effective to ensure that the information required to be disclosed by the Company in this report is gathered, analyzed and disclosed with adequate timeliness, accuracy and completeness, based on an evaluation of such controls and procedures conducted within 90 days prior to the date hereof.

Changes in internal controls. The Certifying Officers also have indicated that there have been no significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the date of their evaluation and there were no corrective actions with regard to significant deficiencies and material weaknesses.

Item 15. Principal Accountant Fees and Services

Information called for by this Item is incorporated by reference to our definitive proxy statement which will be filed within 120 days after the end of our fiscal year pursuant to Regulation 14A.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XATA CORPORATION

Dated: December 29, 2003	By: /s/ Craig S. Fawcett Craig S. Fawcett, President and Chief Executive Officer (Principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Dated: December 29, 2003	By: /s/ Richard L. Bogen Richard L. Bogen, Director
Dated: December 29, 2003	By: /s/ Craig S. Fawcett Craig S. Fawcett, Director
Dated:	By: ______ William P. Flies, Director
Dated: December 29, 2003	By: /s/ Carl M. Fredericks Carl M. Fredericks, Director
Dated: December 29, 2003	By: /s/ James E. Heerin James E. Heerin, Director
Dated: December 29, 2003	By: /s/ Roger W. Kleppe Roger W. Kleppe, Director
Dated: December 29, 2003	By: /s/ Stephen A. Lawrence Stephen A. Lawrence, Director (Chairman)
Dated: December 29, 2003	By: /s/ John G. Lewis John G. Lewis, Chief Financial Officer (Principal accounting and financial officer)
Dated: December 29, 2003	By: /s/ Christopher P. Marshall Christopher P. Marshall, Director
Dated: December 29, 2003	By: /s/ Robert C. McCormack, Jr. Robert C. McCormack, Jr., Director
Dated: December 29, 2003	By: /s/ Charles R. Stamp, Jr. Charles R. Stamp, Jr., Director

INDEX TO EXHIBITS

Index Number	Description
10.33	First Amendment to Financing Agreement and Restated Revolving Note with Itasca Business Credit, Inc.
14	Code of Ethics for Principal Executive Officer and Senior Financial Officers
23	Consent of Grant Thornton LLP
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CORPORATE INFORMATION

Corporate Headquarters

XATA Corporation
151 E. Cliff Road, Suite 10
Minneapolis, MN 55337

Phone: 952-707-5600
Fax: 952-894-2463
Email: info@xata.com
Web: www.xata.com

Legal Counsel

Moss & Barnett PA
Minneapolis, MN

Independent Auditors

Grant Thornton LLP
Minneapolis, MN

Transfer Agent and Registrar

Wells Fargo Shareholder Services
161 North Concord Exchange
South St. Paul, MN 55075
Phone: 800-468-9716

Common Stock

Common stock of XATA Corporation is traded on the NASDAQ SmallCap Market under the symbol XATA.

Form 10-KSB

Copies of the annual report on Form 10-KSB filed with the Securities and Exchange Commission may be obtained free of charge by writing to Investor Relations at the Corporate Headquarters address above or on our web site at www.xata.com.

Annual Meeting

February 17, 2004, 3:00 p.m.
Embassy Suites Minneapolis Airport
7901 34th Avenue South
Bloomington, MN 55425

Board of Directors

Stephen A. Lawrence
Chairman and Chief Executive Officer
LTX, Inc.

Richard L. Bogen
Partner
RLB Executive Search

Craig S. Fawcett
President and Chief Executive Officer

William P. Flies
Founder

Carl M. Fredericks
President
Fredericks & Associates

James E. Heerin
General Counsel
John Deere Global AgServices Division

Roger W. Kleppe
Vice President of Human Resources
Blue Cross & Blue Shield of Minnesota

Christopher P. Marshall
Managing Director
Trident Capital, Inc.

Robert C. McCormack, Jr.
Consultant
Trident Capital, Inc.

Charles R. Stamp, Jr.
Vice President, Public Affairs Worldwide
Deere & Company

Officers

Craig S. Fawcett
President and Chief Executive Officer

John G. Lewis
Chief Financial Officer

Thomas N. Flies
Vice President, Business Development

J. Perry McGahan
Vice President, Product Development

XATA

XATA Corporation
151 E. Cliff Road, Suite 10
Minneapolis, MN 55337

Phone: 952-707-5600
Fax: 952-894-2463
Email: info@xata.com
Web: www.xata.com